As filed with the Securities and Exchange Commission on MARCH 17, 2004
Registration No. 333-112026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SB-2/A

Amendment No. 3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Integrity Bancshares, Inc.

(Name of Small Business Issuer in Its Charter)
6022
(Primary Standard Industrial
Classification Code Number)

Georgia (State of Jurisdiction of Incorporation or Organization)	11140 State Bridge Road P.O. Box 2008 Alpharetta, Georgia 30022 (770) 777-0324 (Address, and Telephone Number of Principal Executive Offices and Principal Place of Business)	58-2508612 (I.R.S. Employer Identification Number)

Michael P. Marshall, Jr., Esq.

Miller & Martin PLLC
1275 Peachtree Street, N.E., Seventh Floor
Atlanta, Georgia 30309-3576
(404) 962-6100
(Name, Address, and Telephone Number
of Agent for Service)

          Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Number of Shares	Offering Price	Aggregate	Registration
Securities to be Registered	to be Registered	Per Share	Offering Price	Fee

Common Stock	1,500,000	$13.50	$20,250,000	$1,638.23(1)

(1)	This registration fee was paid in connection with the initial filing of this registration statement on January 20, 2004.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED MARCH 17, 2004

INTEGRITY BANCSHARES, INC.

Prospectus

Up To 1,500,000 Shares

Integrity Bancshares, Inc.
Common Stock
(Minimum Purchase 100 Shares)

        Integrity Bancshares, Inc. is selling up to 1,500,000 shares of its common stock for $13.50 per share. The minimum purchase for any investor is 100 shares and the maximum purchase for any investor is 5,000 shares, unless we, in our sole discretion, accept subscriptions for a lesser or greater amount. This offering will terminate 180 days following the date of this Prospectus (i.e.,                     , 2004) or when all of the shares of common stock are sold, whichever occurs first. We may extend the termination date at our discretion for additional periods not exceeding a total of 90 days (i.e.,                     ).

      There is no underwriter involved in the offering. Our directors and officers will offer and sell the common stock on a best-efforts basis without compensation. We believe they will not be deemed to be brokers or dealers due to Rule 3a4-1 under the Securities Exchange Act of 1934. There is no minimum number of shares we must sell in this offering. The proceeds from this offering will be immediately available to us regardless of the number of shares we sell.

			Proceeds To
		Underwriting	Integrity Bancshares, Inc.
	Offering Price	Discounts	(Before Expenses)

Per share	$13.50	$0	$13.50
Maximum offering	$20,250,000	$0	$20,250,000

      Our common stock is currently traded in over-the-counter market and is quoted in the “pink sheets” quotation system under the symbol “ITYC”.

       Investing in our common stock involves a high degree of risk which is described in the “Risk Factors” section beginning on page 2 of this prospectus.

       These securities are not deposits, accounts or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                           , 2004

Summary
In general
Market and competition
Lending Policy
Deposits
The offering
Recent financial information
Cautionary statement about forward-looking statements
Securities portfolio
Loan portfolio
Deposits
Liquidity
Management’s policy for investing in securities
Industry and competition
Employees
Facilities
Legal proceedings
Supervision and regulation
General
Integrity Bancshares, Inc.
Committees of the boards of directors
Executive compensation
Option grants in last fiscal year
Certain transactions
Description of capital stock
General
Shares held by affiliates
Certain provisions of our articles of incorporation and bylaws
Legal matters
Experts
Where you can find additional information
INDEPENDENT AUDITOR’S REPORT
Index of Exhibits
EX-23.1 CONSENT OF MAULDING & JENKINS LLC

i

Summary

      The summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk factors” and the financial statements, before making an investment decision.

In general

      Integrity Bancshares, Inc. is a holding company for Integrity Bank, a Georgia bank located at 11140 State Bridge Road, Alpharetta, Georgia 30022. Integrity Bank received its Georgia banking charter in 2000 and opened for business on November 1, 2000. Integrity Bancshares, Inc. was incorporated in November 1999 as a Georgia corporation to serve as the holding company for Integrity Bank. Integrity Bancshares, Inc. owns 100% of the outstanding capital stock of Integrity Bank.

      Our executive office is located at 11140 State Bridge Road, Alpharetta, Georgia 30022. Our telephone number is (770) 777-0324. Integrity Bank has two branches. Its original branch is located in the same building as our executive office at 11140 State Bridge Road, Alpharetta, Georgia. Its second branch, which opened in July, 2003, is located at 900 Woodstock Road, Roswell, Georgia 30077. Integrity Bank’s website address is www.myintegritybank.com. Information on the website does not constitute part of this prospectus and you should rely only on information contained in this prospectus in deciding whether to invest in our common stock.

Market and competition

      We believe that Alpharetta, Georgia and the surrounding area has a very active and competitive banking market. Based on the Federal Deposit Insurance Corporation Summary of Deposits as of June 30, 2003, there were 18 financial institutions with 49 locations in Alpharetta. We believe that our personalized service enables us to compete favorably with larger financial institutions in our target market of small- to medium-sized businesses and individuals.

Lending Policy

      Our lending business consists principally of making loans to small- and medium-sized businesses (i.e., those with revenues of less than $25 million) and to their owners, officers and employees; loans to independent single-family residential contractors; and loans to individual consumers. Our loan portfolio as of September 30, 2003 consisted of approximately 6.1% commercial loans, 50.1% real estate construction loans, 43.4% real estate mortgage loans and 0.4% consumer installment and other loans.

Deposits

      Our primary sources of deposits are residents of, and businesses located in, Northern Fulton County and to a lesser extent the surrounding counties of Cobb, Gwinnett, and Forsyth. Our deposit mix as of September 30, 2003 consisted of approximately 3.4% non interest-bearing demand deposits, 39.7% interest-bearing demand and savings and 56.9% time deposits.

The offering

Common stock offered	Up to 1,500,000 shares of common stock, no par value, of Integrity Bancshares, Inc.

Common stock outstanding after this offering	Up to 4,244,157 shares.

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes, including working capital to expand our business. See “Use of Proceeds” (page 10).

Because there is no minimum number of shares that must be sold in this offering, all funds collected will be immediately available to Integrity Bancshares, Inc.

      The number of shares that will be outstanding after the offering is based on the actual number of shares outstanding as of December 18, 2003. It excludes options to purchase 410,208 shares of common stock at an exercise price of $7.33 per share outstanding as of December 18, 2003. It also excludes additional options to purchase shares of our common stock that will accrue to Steven M. Skow, our President and Chief Executive Officer, by virtue of Mr. Skow’s option to purchase five percent of our total outstanding common stock on the date of exercise at an exercise price per share of $7.33. See “Management — Executive compensation” at page 51 and “Employment agreement with Steven M. Skow” at page 53. If the maximum of 1,500,000 shares of common stock are sold in this offering then the number of outstanding options to purchase common shares would increase from 425,208 to 500,208 by virtue of Mr. Skow’s option.

Minimum purchase amount

      Any investor must purchase at least 100 shares of common stock to participate in this offering. However, we may, in our sole discretion, accept a subscription for a lesser number of shares.

Risks

      An investment in our common stock involves a significant degree of risks due to factors such as:

•	the fact that we have a limited operating history;

•	the fact that we established the offering price of $13.50 arbitrarily;

•	the fact that our common stock only recently began trading in the over-the-counter market and has not been actively traded in a liquid market; and

•	the fact that we have never declared or paid dividends on our common stock and cannot assure that we will be able to declare and pay dividends in the foreseeable future.

      Prior to making an investment decision, you should read carefully the “Risk factors” section beginning on page 2 for a discussion of specific risks related to an investment in our common stock.

Risk factors

      An investment in our common stock involves a significant degree of risk. In determining whether to make an investment, you should consider carefully all of the information set forth in this prospectus and, in particular, the following “risk factors.”

The markets for our services are highly competitive and we face substantial competition.

      The banking business is highly competitive. We compete as a financial intermediary with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms soliciting business from residents of and businesses located in Northern Fulton County, Georgia and neighboring counties. Many of these competing institutions have greater resources than we have. Specifically, many of our competitors enjoy competitive advantages, including greater financial resources, a wider geographic presence or more accessible branch office locations, the ability to offer additional services, more favorable pricing alternatives and lower origination and operating costs. Increased competitive pressures could be one effect of the Gramm-Leach-Bliley Act described below under “Business-Supervision and regulation” (page 40). This competition could result in a decrease in loans we originate and could negatively affect our results of operations.

      In attracting deposits, we compete with insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Traditional banking institutions, as well as entities intending to transact business solely online, are increasingly using the Internet to attract deposits without geographic or physical limitations. In addition, many non-bank competitors are not subject to the same extensive regulations that govern us. These competitors may offer higher interest rates than we offer, which could result in either attracting fewer deposits or increasing our interest rates in order to attract deposits. Increased deposit competition could increase our cost of funds and could affect adversely our ability to generate the funds necessary for our lending operations, which would negatively affect our results of operations.

Changes in interest rates could have an adverse effect on our income.

      Our profitability depends to a large extent upon our net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Our net interest income will be adversely affected if market interest rates change so that the interest we pay on deposits and borrowings increases faster than the interest we earn on loans and investments. Changes in interest rates also can affect the value of our loans. An increase in interest rates could adversely affect borrowers’ ability to pay the principal or interest on our loans. This may lead to an increase in our non-performing assets and could have a material and negative effect on our results of operations.

      Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Conditions such as inflation, recession, unemployment, money supply and other factors beyond our control may also affect interest rates. Fluctuations in market interest rates are neither predictable nor controllable and may have a material and negative effect on our business, financial condition and results of operations.

Because a significant portion of our loan portfolio is secured by real estate, any negative developments affecting real estate may harm our business.

      Approximately $195 million, or 93.7%, of our loan portfolio consists of commercial loans that are secured by various types of real estate as collateral, as well as real estate loans on commercial properties. Because these loans rely on real estate as collateral, either totally in the case of real estate loans or partially in the case of commercial loans secured by real estate, they are sensitive to economic conditions and interest rates. Real estate lending also presents additional credit related risks, including a borrower’s inability to pay and deterioration in the value of real estate held as collateral.

      Although deterioration in values is a risk whenever real estate is held as collateral, this has not been an issue in the Northern Fulton County market over the past ten years. According to the U.S. Census, the population of Alpharetta, Georgia grew by 249% from 1990 to 2000. This growth has kept the need for office and commercial real estate space at a constant or increasing level. As with any growing county, the largest risk to real estate collateral values is at some point speculators will overbuild the market thereby driving down values, which could in turn affect the value of real estate collateral on loans. A decrease in collateral values could affect our income should these loans become uncollectible.

We have a significant amount of construction loans. These loans are subject to additional risks unique to the building industry that could negatively affect our net income.

      Historically, our loan portfolio has included a significant number of construction loans consisting of one-to-four family residential construction loans, commercial construction loans and land loans for residential and commercial development. As of September 30, 2003, 50.1% of our total loan portfolio was in acquisition and development and construction loans. In addition to the risk of nonpayment by borrowers, construction lending poses additional risks in that:

•	land values may decline;

•	developers or builders may fail to complete or develop projects;

•	municipalities may place moratoriums on building;

•	developers may fail to sell the improved real estate;

•	there may be construction delays and cost overruns;

•	collateral may prove insufficient; or

•	permanent financing may not be obtained in a timely manner.

Any of these conditions could negatively affect our net income and our financial condition.

We occasionally purchase non-recourse loan participations from other banks based on information provided by the selling bank. If this information is not accurate, we may experience a loss on these loans.

      From time to time we will purchase loan participations from other banks in the ordinary course of business, usually without recourse to the selling bank. This may occur during times when we are experiencing excess liquidity in an effort to improve our profitability. As of September 30, 2003, we had 13 loan participations that we had purchased. The total principal amount of these participations comprised 8.0% of our loan portfolio. When we do purchase loan participations we apply the same underwriting standards as we would to loans that we directly originate and seek to purchase only loans that would satisfy these standards. In applying these standards, we rely to some extent on information provided to us by the selling bank. Therefore, to the extent this information does not accurately reflect the value of any collateral or the financial status of the borrower, we may experience a loss on these loans. In such cases we will take commercially reasonable steps to minimize our loss.

If our allowance for loan losses is not adequate to cover actual losses, our net income may decrease.

      We are exposed to the risk that our customers will be unable to repay their loans in a timely fashion and that collateral securing the payment of loans may be insufficient to assure repayment. Borrowers’ inability to repay their loans could erode our bank’s earnings and capital. We maintain an allowance for loan losses to cover loan defaults. We base our allowance for loan losses on various assumptions and judgments regarding the collectability of loans, including our prior experience with loan losses, as well as an evaluation of the risks in our loan portfolio. We maintain this allowance at a level we consider adequate to absorb anticipated losses. The amount of future loan losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control. Except as discussed under “Recent developments — Increase in allowance for loan loss” at page 7, and assuming no unforeseen economic or political events, we do not currently anticipate any other material increase in loan losses over the remainder of this year. The allowance, however, is maintained at a level management feels is adequate given known circumstances and could be inadequate in the event of prolonged local economic stress.

      Actual losses may exceed our estimates and we may have to increase the allowance for loan losses. This would cause us to increase our provision for loan losses, which would decrease our net income. Further, state and federal regulatory agencies, as an integral part of their examination process, review our loans and our allowance for loan losses. Regulators, when reviewing our loan portfolio, may require us to increase our allowance for loan losses, which would negatively affect our net income. There may be unidentified risk present in our loan portfolio due to its rapid growth and relatively young age.

Our loan portfolio is unseasoned and therefore latent losses may yet materialize.

      Since opening, our bank’s loan portfolio has grown from zero to $128,008,196 as of December 31, 2002 and $207,901,908 as of September 30, 2003. Continued rapid growth in the loan portfolio of this magnitude has the potential to strain the Bank’s administrative capabilities that may result in losses which are, at present, unidentified. Also, given the relatively young age of the loan portfolio, there may be unidentified risk since problems related to loan collections typically do not become evident until some degree of seasoning occurs.

If economic conditions in Northern Fulton County, Georgia deteriorate, our business may be negatively affected.

      Our success depends on the general economic conditions of the markets we serve. Our operations are concentrated in Northern Fulton County, Georgia, and to a lesser extent in the surrounding counties of Cobb, Gwinnett, and Forsyth. In recent years the growth of the Northern Fulton County market has been significant, having been reported as one of the fastest growing areas in the nation. In the past year or so this level of growth has moderated somewhat to a more healthy and sustainable long term rate. Most of the growth over the past 10 years has been in the residential arena with commercial, retail and office type development increasing over the past three to five years. Commercial real estate should continue to be healthy for the foreseeable future as various businesses move into Northern Fulton County to support the demand for services created by the increase in residential units over the past decade. If economic conditions in Northern Fulton County are unfavorable or deteriorate, the number of borrowers that are unable to repay their loans on a timely basis could increase. This could lead to higher rates of loss and loan payment delinquencies.

Losing key personnel will negatively affect us.

      Competition for personnel is stronger in the banking industry than in many other industries, and we may not be able to attract or retain the personnel we require to compete successfully. We currently depend heavily on the services of our chief executive officer, Steven M. Skow, and a number of other members of our senior management team. Mr. Skow is bound by an employment agreement with the Bank which has an initial term that expires on January 23, 2008. See “Employment agreement with Steven M. Skow” (page 53). Losing Mr. Skow’s services or those of other members of senior management could affect us in a material and adverse way. Furthermore, we do not presently carry key man insurance on Mr. Skow. Our success will also depend on attracting and retaining additional qualified management personnel.

Our common stock has experienced only thin trading in the over-the-counter market and therefore may be difficult to sell.

      Our common stock began trading in the over-the-counter market on November 14, 2003. It is quoted in the “pink sheets” quotation system under the symbol “ITYC.” Since trading began, however, our common stock has only been traded sporadically. We anticipate that trading activity will increase as a result of this offering. However, we cannot guarantee that a liquid market for our common stock will develop. Furthermore, our common stock will be quoted in the over-the-counter market only if one or more broker-dealers is willing to match buyers and sellers. Currently only one broker-dealer makes a market in our common stock. We cannot be assured that this broker-dealer will continue to provide this service. As a result, investors who may wish or need to dispose of all or a part of their investment in our common stock may not be able to do so except in an illiquid market or by private direct negotiations with third parties, assuming that third parties are willing to purchase our common stock.

The offering price was arbitrarily determined and therefore may not be indicative of resale value.

      The offering price of $13.50 was arbitrarily determined by the board of directors based on a number of factors including current information regarding our financial conditions and prospects, and may not be indicative of resale value. Our common stock’s recent trading prices were considered. However, because our common stock has been thinly traded, this was only one of several factors that the board of directors considered in establishing the offering price.

Our board of directors and management will have broad discretion to spend a large portion of the net proceeds of this offering, and may do so in ways with which you do not agree.

      If the offering is fully subscribed, we estimate the net proceeds to us from this offering to be approximately $20.1 million, after deducting offering expenses. Our board of directors and management will have significant discretion in applying the proceeds of this offering. We presently intend to use substantially all of the proceeds as additional regulatory and working capital to support growth in the deposits and asset base of our subsidiary bank. The discretion of our board of directors and management to allocate the net proceeds from the offering means that we may apply these proceeds to uses that you may not consider desirable. Any failure of management to apply these Funds effectively could harm our business.

This offering may negatively affect our return on equity.

      Our 2004 return on equity will likely be inversely related to the size of this offering. This is primarily caused by the delay between the time that we receive capital through the sale of common stock and the time that our bank can successfully deploy the capital into earning assets such as loans. Based on our current 2004 budget projections, we anticipate a year end return of equity of 11.5% if $20,100,000 is raised, 12.6% if $15,037,500 is raised, 13.7% if $9,975,000 is raised, and 14.9% if $4,912,500 is raised.

We have never paid dividends on our common stock and may be unable to pay dividends in the future.

      We have never declared or paid cash dividends on our common stock because we have applied all earnings to developing and expanding our business. We cannot assure that we will be able to pay dividends in the future. In addition, our ability to pay dividends is subject to regulatory limitations.

We have a limited operating history, so our future is especially difficult to predict.

      We opened for business only three years ago. Although we have grown very rapidly, we have a relatively short operating history and we may not continue to perform as well as we have in the past.

We encounter technological change continually and have fewer resources than many of our competitors to invest in technological improvements.

      The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to serving customers better, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our success will depend in part on our ability to address our customers’ needs by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements than we have. We may not be able to implement new technology-driven products and services effectively or be successful in marketing these products and services to our customers.

Sales of common stock by existing shareholders could affect the price of our common stock adversely.

      Our common stock only recently began trading in the over-the-counter market. We expect trading activity to increase as a result of this offering. While we view an increased level of trading as a positive development, it is possible that some of our existing shareholders will view an increased trading market as an opportunity to sell their shares in an effort to take profits. Sales of a significant number of shares of our common stock following this offering, or the perception that sales could occur, could adversely affect the market price of our common stock.

Because our directors and executive officers own a significant amount of our common stock, your ability to participate in our management will be limited.

      As of December 18, 2003, our directors and executive officers beneficially owned approximately 1,249,726 shares (41.54% of our outstanding common stock). Our directors and executive officers are expected to purchase approximately 60,000 shares in this offering. As a result of such ownership, the ability of other subscribers as a group to effectively exercise control over the election of directors and thereby exercise control over the supervision of the management or our business is limited.

Our articles of incorporation and bylaws contain antitakeover provisions that may deter an attempt to change or gain control of us.

      Our articles of incorporation and bylaws include antitakeover provisions such as the existence of staggered terms for the directors, restrictions on the ability to change the number of directors or to remove a director, supermajority voting rights, and flexibility in evaluating proposed actions. As a result, you may be deprived of opportunities to sell some or all of your shares at prices that represent a premium over market prices. See “Certain provisions of our articles of incorporation and bylaws” at page 60 for a more complete description of these provisions.

We are subject to significant government regulations, including new legislation, that affect our operations and may result in higher operating costs or increased competition for us.

      Our success will depend not only on competitive factors, but also on state and federal regulations affecting banks and bank holding companies generally. Regulations now affecting us may change at any time, and these changes may adversely affect our business.

      We are subject to extensive regulation by the Board of Governors of the Federal Reserve, the Federal Deposit Insurance Corporation, and the Georgia Department of Banking and Finance. Supervision, regulation and examination of banks and bank holding companies by bank regulatory agencies are intended primarily for the protection of depositors rather than shareholders. These agencies examine bank holding companies and commercial banks, establish capital and other financial requirements and approve new branches, acquisitions or other changes of control. Our ability to establish new branches or make acquisitions is conditioned on receiving required regulatory approvals from the applicable regulators.

      We believe that changes in legislation and regulations will continue to have a significant impact on the banking industry. Although some of the legislative and regulatory changes may benefit us and our bank, others will increase our costs of doing business and could assist our competitors, some of which are not subject to similar regulation.

      Perhaps the most significant piece of new legislation is the Gramm-Leach-Bliley Act, which became effective on March 11, 2000. This major banking legislation permits affiliation among depository institutions and entities whose activities are considered financial in nature. Activities that are expressly considered financial in nature include securities and insurance underwriting and agency, investment management and merchant banking. With certain exceptions, this act similarly expanded the authorized activities of subsidiaries of national banks and, indirectly through the provisions of state law, Georgia banks. In general, these expanded powers are reserved to bank holding companies and banks where all depository institutions affiliated with them are well capitalized and well managed based on applicable banking regulation. The act clarifies state regulation of insurance products sold by depository institutions, imposes rules on data privacy and repeals some of the exemptions enjoyed by banks under federal securities laws relating to the offering of securities and the licensing of broker-dealers and investment advisors. This act is and will continue to be the subject of extensive rulemaking by federal banking regulators and others. Although the effects of this legislation will only begin to be understood over the next several years and cannot presently be predicted with any certainty, it may accelerate trends toward larger financial services companies offering a wider range of products and services. Firms of this type may have increased resources and market power that may adversely affect our ability to compete effectively.

Recent developments

Increase in allowance for loan loss

      Integrity Bank has two outstanding loans to a borrower that filed for bankruptcy court protection under Chapter 11 of the Bankruptcy Code during the fourth quarter of 2003. One of the loans has a principal balance equal to $1.1 million and is secured by residential real estate. The other loan has a principal balance of $2.3 million and is secured by leases and commercial equipment. As a result of the bankruptcy filing, the $2.3 million loan has been classified as a non-accruing loan.

      Integrity Bank is working closely with the bankruptcy trustee and is taking all commercially reasonable steps to minimize its loss. Based on its current evaluation of all known circumstances, including underlying collateral values, management estimates that the Bank’s potential exposure with respect to the two loans could be up to $1.2 million. Accordingly, management has caused the Bank to take a $1.2 million charge to its provision for loan loss during December 2003 to cover the risks associated with these loans. This charge decreased the Bank’s fourth quarter earnings and will increase the Bank’s allowance for loan losses. We believe that the Bank’s allowance for loan losses, as adjusted, will be adequate to provide for potential losses in our loan portfolio, including potential losses associated with the two loans discussed in this section. The Bank will continue to monitor these loans and will take all commercially reasonable steps to minimize its loss.

3-for-2 stock split

      Our board of directors recently approved a 3-for-2 stock split that took effect on December 18, 2003. Pursuant to the terms of the stock split, each share of outstanding common stock was reclassified into 1.5 shares of outstanding common stock. As a result of the stock split the number of our outstanding common shares increased from 1,829,443 shares to 2,744,157 shares. Historical information in this Prospectus relating to the number of outstanding shares and per share data has been adjusted to reflect the 3-for-2 stock split.

Recent financial information

      Based on figures that have not been audited, we had a net loss of $53,000 for the quarter ended December 31, 2003, or $0.02 per diluted common share. This figure includes the $1.2 million charge to Integrity Bank’s provision for loan loss that is described above under “Increase in allowance for loan loss.” By comparison, our net income for the fourth quarter of 2002 was $507,787, or $0.24 per diluted common share. For the year ended December 31, 2003, we had net income of $1,793,900, or $0.68 per diluted common share, compared to net income of $824,700, or $0.43 per diluted common share, for the year ended December 31, 2002. The provision for loan loss was $2,488,000 for the year ended December 31, 2003 compared to $712,000 for the year ended December 31, 2002. $1.2 million of the increase is attributable to the charge recognized in the fourth quarter of 2003 and described above. The remaining increase is primarily due to the growth in the loan portfolio during 2003. Other increases in income and expenses during the fourth quarter of 2003 were the result of general growth that we experienced.

      The provision for loan losses during the fourth quarter of 2003 was $1.6 million. $1.2 million of this charge was directly attributable to the loans discussed above under “Increase in allowance for loan loss.” The remaining $0.4 million was attributable to loan growth of $31.0 million during the quarter. The allowance for loan losses was increased by $1.6 million due to the provision taken in the fourth quarter. There were no charge offs or recoveries during the fourth quarter of 2003.

      At December 31, 2003 and September 30, 2003 non-accrued, past due and restructured loans were as follows:

	December 31 and
	September 30

	2003	2003

	(Dollars in thousands)
Total non-accruing loans	$2,869	$550
Loans contractually past due ninety days or more as to interest or principal payments and still accruing	—	453
Loans, the terms of which have been renegotiated to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower	—	—
Loans now current about which there are serious doubts as to the ability of the borrower to comply with present loan repayment terms	480	935

      The $2.3 million increase in non-accruing loans from September 30, 2003 to December 31, 2003 was directly attributable to the classification of a $2.3 million loan as non-accruing (See “Increase in allowance for loan loss” above). Otherwise, there were no material changes in our asset quality balances from September 30, 2003 to December 31, 2003.

      Total assets as of December 31, 2003 were $279.7 million, compared to $256.9 million as of September 30, 2003. Loans, net of allowance for loan losses, increased $29.4 million during the fourth quarter of 2003, to $235.3 million. Total deposits increased $7.0 million during the same period, to $231.8 million. The increase in deposits, as well as a decrease in federal funds sold and an increase of federal funds purchased provided funding for the loan growth. Federal funds purchased as of December 31, 2003 were $10.0 million and federal funds sold were $2.4 million.

      Shareholders’ equity as of December 31, 2003 was $19.9 million, compared to $19.7 million at September 30, 2003. The increase in equity was due primarily to an increase in the net unrealized gains/(losses) on securities available for sale of $0.2 million for the period. Consolidated capital levels as of December 31, 2003 are as follows:

Total risk-based capital ratio	10.88%
Tier I risked-base capital ratio	9.63%
Tier I leverage ratio	9.77%
Shareholders equity to assets	7.11%

      As of the date of this prospectus we were still in the process of completing the audit for the 2003 year-end financial statements, so the foregoing information is based on unaudited figures. Please see “Where you can find additional information” at page      for information regarding future filings that we will make with the Securities and Exchange Commission and how they may be accessed.

Cautionary statement about forward-looking statements

      This prospectus contains certain forward-looking statements, including or related to our future results, including certain projections and business trends. Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. When used in this prospectus, the words “estimate,” “project,” “intend,” “believe” and “expect” and similar expressions identify forward-looking statements. Although we believe that assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate, and we may not realize the results contemplated by the forward-looking statement. Management decisions are subjective in many respects and susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our business strategy that may, in turn, affect our results of operations. In light of the significant uncertainties inherent in the forward-

looking information included in this prospectus, you should not regard the inclusion of this information as our representation that we will achieve any strategy, objectives or other plans. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus as stated on the front cover and we have no obligation to update or revise any of these forward-looking statements.

      These and other statements, which are not historical facts, are based largely on management’s current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by forward-looking statements. These risks and uncertainties include, among other things, the risks and uncertainties described in “Risk factors” (page 2).

The offering

Maximum offering/minimum and maximum investment

      We will offer a maximum of 1,500,000 shares of common stock in this offering. The minimum purchase for any investor is 100 shares of common stock, unless we, in our sole discretion, accept a subscription for a lesser number of shares. The maximum purchase for any investor is 5,000 shares of common stock, unless we, in our sole discretion, accept a subscription for a greater number of shares.

Purchases by directors and officers

      Our directors and officers intend to purchase 60,000 shares in this offering, although they may purchase more or less.

Subscription

      As indicated below under “How to subscribe,” upon execution and delivery of a subscription agreement for shares of the common stock, subscribers will be required to deliver to Integrity Bancshares, Inc. a check in an amount equal to $13.50 times the number of shares subscribed for. All subscriptions are subject to immediate acceptance in our discretion.

Company discretion

      We reserve the right, in our sole discretion, to accept or reject any subscription in whole or in part. In determining which of such subscriptions to accept, we may consider various factors, including a subscriber’s potential to do business with, or direct customers to, Integrity Bank, the relative amount of each subscriber’s proposed investment and the order in which subscriptions are received. Without limiting the generality of the foregoing, we also reserve the right to accept subscriptions on a prorated basis if we receive subscriptions for more than 1,500,000 shares. We will notify all subscribers whether their subscriptions have been accepted. With respect to any subscriptions that we do not accept in whole or in part, the notification will be accompanied by the unaccepted portion of the subscription funds, without interest.

Offering period

      The offering period for the shares will terminate 180 days following the date of this Prospectus (i.e.,                     , 2004) or when all of the shares of common stock are sold, whichever occurs first. We may extend this date at our discretion for additional periods not exceeding a total of 90 days (i.e.,                               ). We will promptly notify subscribers of any extensions. The date on which this offering ends plus any extension is referred to in this prospectus as the “expiration date.”

      We also reserve the right to end the offering at any time if we determine that the total amount of subscriptions will provide adequate capitalization for Integrity Bancshares, Inc.

Plan of distribution

      Our directors and officers will offer and sell the common stock on a best efforts basis without compensation. Our officers and directors intend to market the shares directly to our existing shareholders, customers of our subsidiary bank, and personal contacts. Our officers and directors plan to market these parties through personal and telephonic contact and by delivering offering information through the mail. We may also place a so-called “tombstone” advertisement in one or more local newspapers.

      We believe these officers and directors will not be deemed to be brokers or dealers under the Securities Exchange Act of 1934 due to Rule 3a4-1 because they will not receive compensation for these efforts, their activities in connection with the offering will be in addition to their other duties, and they will satisfy the other requirements of such Rule. We also believe that these officers and directors will not be deemed to be statutory underwriters under Section 2(a)(11) of the Securities Act of 1933. We may find it desirable to utilize the services of brokers and/or dealers to sell the common stock. However, we have no present arrangements with any brokers or dealers relating to this offering. If we use brokers or dealers, they would sell the common stock on a best efforts basis, and we would pay them a commission based on the shares sold by them. We do not expect the sales of common stock through brokers or dealers will comprise a major part of this offering.

How to subscribe

      Each prospective investor who desires to purchase 100 or more shares must:

1.	Complete, date and execute the Subscription Agreement that is attached as Exhibit “A” to this prospectus.

2.	Make a check payable to “Integrity Bancshares, Inc.” in an amount equal to $13.50 multiplied by the number of shares subscribed for.

3.	Return the completed Subscription Agreement as follows:

By hand, U.S. Mail or overnight delivery to:

Integrity Bancshares, Inc.

11140 State Bridge Road
P.O. Box 2008
Alpharetta, Georgia 30022
Attention: Steven M. Skow, President

4.	Upon our receipt of payment for the shares subscribed for, the Subscription Agreement will become final, binding and irrevocable.

Use of proceeds

      Assuming all of the shares of common stock offered by this prospectus are sold, the net proceeds to us, after deducting approximately $150,000 in offering expenses, are estimated to be $20,100,000. As this offering is being made on an “any and all” basis, however, the net proceeds to us will be reduced to the extent that any of the shares of common stock being offered remain unsold upon the completion of the offering.

      We have been analyzing our present operations and anticipated future operations to determine the most effective strategy to accommodate anticipated future growth. Based upon this analysis and other relevant factors, including but not limited to the prevailing economic climate in our market area, we are reviewing expansion opportunities, including the construction of new branches. Our bank intends to open a new branch facility in the Vinings area of Cobb County, Georgia during the spring of 2004. We are also in the initial stages of seeking regulatory approval and site selection for a branch in Southern Forsyth County that would open in 2005. Our stated goal is to open new branches at the rate of one per year at an approximate cost of $2 million per branch. However, except as noted above, no firm plans have been established for these additional branches.

      We intend to use the net proceeds of this offering to support our growth and expansion, including the planned opening of branches as described above and the general growth in our bank’s deposits and asset base. We will pursue our plans for growth and expansion only in accordance with all applicable laws and regulations governing our operations. Pending application of the net proceeds as described above, we intend to invest the proceeds in U.S. government securities, certificates of deposit or other high grade, short-term interest-bearing securities.

Capitalization

      The following table sets forth our capitalization as of September 30, 2003, and pro forma capitalization as of completion of the offering, assuming that the percentage number of shares of the common stock are sold. The number of issued and outstanding shares of common stock as of September 30, 2003 has been adjusted to reflect our 3-for-2 stock split on December 18, 2003.

	Actual as of
	September 30,	100% as	75% as	50% as	25% as
	2003	Adjusted	Adjusted	Adjusted	Adjusted

Total debt	$11,000,000	$11,000,000	$11,000,000	$11,000,000	$11,000,000

Shareholders’ equity:

Common stock, no par value, 10,000,000 shares authorized (2,744,157) shares issued and outstanding as of 9/30/03; 4,244,157, 3,869,157, 3,494,157 and 3,119,157 shares will be issued and outstanding assuming the percentage of the offering is sold, respectively)(1)	$18,929,520	$39,029,520	$33,967,020	$28,904,520	$23,842,020

Retained earnings	$862,729	$862,729	$862,729	862,729	$862,729

Accumulated comprehensive (loss)	$(132,573)	$(132,573)	$(132,573)	$(132,573)	$(132,573)

Total shareholders’ equity	$19,659,676	$39,759,676	$34,697,176	$29,634,676	$24,572,176

(1)	Proceeds reduced by estimated offering expenses of $150,000.

Market for our common equity and related shareholder matters

Market information

      There has not been an established trading market for our common stock, which has been traded inactively in private transactions. Therefore, no reliable information is available as to trades of the common stock or as to the prices at which common stock has traded. During the fourth quarter of 2003, Morgan Keegan & Company, Inc. became a market maker for our common stock. Since then our common stock has been quoted in the “pink sheets” quotation system under the symbol “ITYC.”

      In December 2003, we effected a 3-for-2 share split of our common stock in the form of a common stock dividend to shareholders of record as of the close of business on December 18, 2003.

      Management has reviewed the limited information available as to the ranges at which our common stock has been sold. The following table sets forth two fiscal years. Because of the thin trading, the following data regarding the common stock is provided for information purposes only and should not be viewed as indicative of the actual or market value of the common stock. This information has been adjusted to reflect a 3-for-2 stock split on December 18, 2003.

	Number of Shares Traded	High Selling Price	Low Selling Price

2003:
First Quarter	75,600	$7.33	$7.33
Second Quarter	500	7.33	7.33
Third Quarter	38,831	8.00	7.33
Fourth Quarter	85,979	14.00	11.50
2002:
First Quarter	55,330	$7.33	$6.67
Second Quarter	500	7.33	7.33
Third Quarter	6,000	7.33	7.33
Fourth Quarter	10,955	7.33	7.33

      At December 31, 2003 the Company had 2,744,157 shares of common stock outstanding held by approximately 311 shareholders of record.

Equity compensation plan information

      The following table sets forth information relating to our 2003 Directors Stock Option Plan and our 2003 Stock Option Plan, which are our only equity compensation plans, as of December 31, 2003. Both plans were approved by our shareholders at our 2003 annual shareholder meeting. The figures presented in the following table do not include additional options to purchase shares of our common stock that will accrue to Steven M. Skow, our President and Chief Executive Officer, by virtue of Mr. Skow’s option to purchase five percent of our total outstanding common stock on the date of exercise at an exercise price of $7.33 per share. See “Management — Executive compensation” at page 51 and “Employment agreement with Steven M. Skow” at page 53.

	Number of Common		Number of Common
	Shares to be Issued	Weighted-Average	Shares Remaining
	Upon the Exercise of	Exercise Price of	Available for Future
	Outstanding Options	Outstanding Options	Issuance

Equity compensation plans approved by security holders	425,208	$7.33	219,792
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	425,208	$7.33	219,792

Dividend policy

      We have never declared or paid dividends and cannot assure that we will be able to pay dividends in the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend on, among other things, our results of operations, capital requirements, general business conditions, regulatory restrictions on the payment of dividends and other factors our Board of Directors deems relevant.

Dilution

      If you invest in our common stock, your interest will be diluted to the extent the public offering price per share of our common stock exceeds the pro forma net tangible book value per share of our common stock after this offering. Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering.

      Our net tangible book value as of September 30, 2003, was approximately $19.7 million, or $7.17 per share of common stock (as adjusted to reflect our 3-for-2 stock split on December 18, 2003). After giving effect to our sale of the 1,500,000 shares of common stock offered by this prospectus at a public offering price of $13.50 per share, and after deducting estimated offering expenses, our adjusted net tangible book value as of September 30, 2003, would have been approximately $39.8 million, or $9.37 per share, and an immediate dilution to new investors of $4.13 per share. The following table illustrates the per share dilution to new investors:

	100%	75%	50%	25%

Assumed public offering price per share	$13.50	$13.50	$13.50	$13.50
Net tangible book value per share	$7.17	$7.17	$7.17	$7.17
Increase per share attributable to this offering	$2.20	$1.79	$1.31	$0.71
Net tangible book value per share after the offering	$9.37	$8.96	$8.48	$7.88
Dilution per share to new investors in this offering	$4.13	$4.54	$5.02	$5.62

      The foregoing discussion and tables assume no exercise of any stock options outstanding as of September 30, 2003. The foregoing discussion and tables exclude options to purchase 425,208 shares of common stock outstanding as of September 30, 2003 at an exercise price of $7.33 per share. To the extent that any of these shares are issued, there will be further dilution to new investors.

Selected consolidated financial information

      The following summary presents selected financial information for Integrity Bancshares, Inc. and Integrity Bank as of, and for the nine months ended September 30, 2003 and 2002, the years ended December 31, 2002, 2001 and 2000. We have derived the financial information as of and for the periods ended December 31, 2002, 2001 and 2000 from our audited financial statements and the notes to those financial statements. Information relating to the number of outstanding shares and per share data has been adjusted to reflect our 3-for-2 stock split on December 18, 2003. The summary selected financial data should be read in conjunction with our financial statements and the related notes.

	As of and for the Period Ended

	September 30,		December 31,

	2003	2002	2002	2001	2000(1)

	(Dollars and numbers in thousands,
	except per share amounts)
STATEMENT OF OPERATIONS:
Net interest income	$6,286	$2,449	$3,931	$1,410	$316
Provision for loan losses	$902	$449	$713	$336	$56
Non-interest income	$92	$68	$88	$54	$0
Non-interest expense	$3,064	$1,751	$2,481	$1,946	$969
Income (loss) before taxes	$2,412	$317	$825	$(818)	$(709)
Income tax expense	$564	$0	$0	$0	$0
Net income (loss)	$1,848	$317	$825	$(818)	$(709)
COMMON SHARE SUMMARY:
Basic and diluted earnings (losses) per share	$0.73	$0.18	$0.43	$(0.51)	$(0.43	)(2)
Book value per share	$7.17	$6.22	$6.45	$5.44	$6.02	(2)
Weighted average shares	2,514	1,761	1,898	1,616	1,639
BALANCE SHEET SUMMARY:
Total assets	$256,883	$114,117	$144,364	$57,994	$24,146
Loans, net of allowance for loan losses	$205,915	$93,865	$126,903	$43,571	$5,462
Securities, at fair value	$24,803	$13,201	$10,750	$10,049	$16,430
Non interest-bearing deposits	$7,708	$4,461	$4,654	$1,585	$269
Total deposits	$224,779	$93,238	$120,133	$41,242	$14,186
Shareholders’ equity	$19,660	$13,331	$13,819	$8,749	$9,867
CAPITAL RATIOS:
Total risk-based capital ratio	11.08%	13.36%	10.39%	17.91%	93.93%
Tier 1 risk-based capital ratio	8.51%	12.55%	9.60%	17.14%	93.40%
Tier 1 leverage ratio	8.20%	12.59%	10.49%	16.21%	91.23%
Shareholders’ equity to assets	7.65%	11.68%	9.57%	15.09%	40.86%

(1)	Banking operations are from November 1, 2000 (date of commencement of operations) to December 31, 2000. Prior to November 1, 2000, our activities consisted of organizational activities and the sale of stock.
(2)	Based on 1,638,750 shares issued in organization.

      The following summary presents Integrity Bancshares, Inc.’s and Integrity Bank’s selected asset quality data and selected financial ratios as of, and for the nine months ended September 30, 2003, the years ended December 31, 2002 and 2001 and the period from November 1, 2000, date of inception, to December 31,

2000. The summary selected asset quality data and selected financial ratios should be read in conjunction with our financial statements and the related notes.

	As of and for the Period Ended

	September 30,		December 31,
	2003	2002	2001	2000(1)

	(Dollars in thousands)
SELECTED ASSET QUALITY DATA:
Loans past due 90 days or more and still accruing interest	$453	$0	$0	$0
Non-accrual loans	$550	$0	$0	$0
Total non-performing loans	$1,003	$0	$0	$0
Other real estate owned and other foreclosed assets	$0	$0	$0	$0
SELECTED FINANCIAL RATIOS:
Return on average assets	1.20%	0.85%	(2.05)%	(14.20)%
Return on average shareholders’ equity	14.13%	7.30%	(8.79)%	(14.79)%
Efficiency ratio	48.04%	61.74%	132.90%	306.56%
Net interest margin	4.29%	4.23%	3.87%	2.86%
Loan loss provision to average assets	0.59%	0.68%	0.85%	3.16%
Annual net loan growth	119.3%	160.6%	681.5%	N/A
Annual growth in allowance for loan losses	136.2%	188.0%	600.0%	N/A
Allowance for loan losses as a percentage of
total loans	0.96%	0.86%	0.89%	1.01%
total non-performing loans	198.10%	0%	0%	N/A
Non-performing loans to total loans	0.48%	0.00%	0.00%	0.00%
Non-performing assets to total assets	0.39%	0.00%	0.00%	0.00%
Net charge-offs to average loans	0.01%	0.00%	0.00%	0.00%

(1)	Banking operations are from November 1, 2000 (date of commencement of operations) to December 31, 2000. Prior to November 1, 2000, our activities consisted of organizational activities and the sale of stock.

Management’s discussion and analysis of financial

condition and results of operations

      The following is a discussion of our financial condition at September 30, 2003 and 2002 and the results of operations for the periods then-ended, as well as our financial condition at December 31, 2002 and 2001 and the results of operations for the years ended December 31, 2002 and 2001. The purpose of this discussion is to focus on information about our financial condition and results of operations that is not otherwise apparent from the audited and interim financial statements. Reference should be made to those statements and the selected financial data presented elsewhere in this prospectus for an understanding of the following discussion and analysis.

Critical accounting policies

      Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America as defined by Public Company Accounting Oversight Board and conform to general practices within the banking industry. Our significant accounting policies are described in the notes to the consolidated financial statements. Certain accounting policies require management to make significant estimates and assumptions, which have a material impact on the carrying value of certain assets and liabilities, and we consider these to be critical accounting policies. The estimates and assumptions used are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual results could differ significantly from these estimates and assumptions, which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and results of operations for the reporting periods.

      We believe the following are critical accounting policies that require the most significant estimates and assumptions that are particularly susceptible to a significant change in the preparation of our financial statements.

          Allowance for loan losses

      A provision for loan losses is based on management’s opinion of an amount that is adequate to absorb losses inherent in the existing loan portfolio. The allowance for loan losses is established through a provision for losses based on management’s evaluation of current economic conditions, volume and composition of the loan portfolio, the fair market value or the estimated net realizable value of underlying collateral, historical charge off experience, the level of nonperforming and past due loans, and other indicators derived from reviewing the loan portfolio. The evaluation includes a review of all loans on which full collection may not be reasonably assumed. Should the factors that are considered in determining the allowance for loan losses change over time, or should management’s estimates prove incorrect, a different amount may be reported for the allowance and the associated provision for loan losses. For example, if economic conditions in our market area experience an unexpected and adverse change, we may need to increase our allowance for loan losses by taking a charge against earnings in the form of an additional provision for loan loss.

          Investment securities

      Investment securities are classified into three categories. Debt securities that we have the positive intent and ability to hold to maturity are classified as “held-to-maturity securities” and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as “trading securities” and reported as fair value, with unrealized gains and losses included in earnings. Debt securities not classified as either held-to-maturity securities or trading securities and equity securities not classified as trading securities are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income. We did not have any securities classified as trading securities as of December 31, 2002 or 2003.

      Premiums and discounts related to securities are amortized or accreted over the life of the related security as an adjustment to the yield using the effective interest method and considering prepayment assumptions. Dividend and interest income is recognized when earned.

      Gains and losses on sales or calls of securities are recognized on the settlement date based on the adjusted cost basis of the specific security. The financial statement impact of settlement date accounting versus trade date accounting is not significant. Declines in fair value of individual held to maturity and available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value.

      Management conducts regular reviews to assess whether the values of our investments are impaired and if any impairment is other than temporary. If we determine that the value of any investment is other than temporarily impaired, we record a charge against earnings in the amount of the impairment. The determination of whether other than temporary impairment has occurred involves significant assumptions, estimates and judgments by management. Changing economic conditions — global, regional or related to industries of specific issuers — could adversely affect these values. There was no impairment for securities recorded in the years ending December 31, 2002 or 2001.

Results of operations for nine months ended September 30, 2003 and 2002

      The following is management’s discussion and analysis of certain significant factors that have affected our financial position and operating results for the nine-month periods ended September 30, 2003 and 2002.

          Financial condition

      Our total assets grew 78% during the first nine months of 2003. As our bank matures and expands we continue to increase our customer base, as the growth in deposits of $104.7 million indicates. The number of deposit accounts increased from 2,994 at December 31, 2002 to 4,701 at September 30, 2003, which was the primary reason for the growth in deposits. These dollars were used to fund loan growth and invest in securities available-for-sale and federal funds sold which increased $79.0 million and $25.3 million, respectively. Deposit growth of $104.7 million was invested in loans, which increased by $79.0 million, securities and federal fund sold, which increased by $25.3 million and premises and equipment, which increased by $5.3 million. Included in the $5.3 million is the purchase of an office building from a director in the amount of $2.8 million. The building is located adjacent to the existing main office and will be used for future expansion. Also included in the $5.3 million are building costs in the amount of $819,000 paid to a company owned by a director for the construction of the Roswell branch, which opened in July, 2003. We believe that these transactions were made on substantially the same terms (or more favorable terms for the Bank) as those prevailing at the time for comparable transactions with third party providers. Also included in the $5.3 million is the purchase of land for approximately $1.2 million in Cobb County. The purchase is in an area commonly known as Vinings, with the expectation to build and open a branch on the site in the Spring of 2004. The branch will be constructed by the same company who constructed the Roswell branch.

      Our loan to deposit ratio decreased to 92% at September 30, 2003 from 107% at December 31, 2002. The decrease in this ratio is due to the significant deposit growth in 2003. Our current securities, deposit balances and available lines of credit should provide the funds for expected loan growth. It is management’s intent to keep the loan to deposit ratio at 90-95% in the future to maximize earning assets.

      Stockholders’ equity has increased by $5.8 million due to net income of $1,848,000, proceeds from the sale of common stock in a private placement offering of $4,557,000, decreases of unrealized gains on sales of securities available-for-sale, net of tax, of $401,000, and the purchase and retirement of treasury stock of $169,000.

      In August, 2003 we invested $690,000 in Integrity Bank, a Florida bank which is in organization and proposed to be located in Jupiter, Florida. This investment represents a 4.9% interest in the anticipated capital of the bank. Although it has the same legal name as our subsidiary bank, the Florida bank is a separate and distinct entity. Five of our directors (Steven M. Skow, Alan K. Arnold, Clinton M. Day, Joseph J. Ernest and James E. Bridges) will serve as directors for the Florida bank, which is expected to open in the Spring of 2004. Other than these common directors and our minority equity interest, there is no affiliation between us and the proposed Florida bank.

     Liquidity

      We consider our liquidity to be adequate to meet operating and loan funding requirements at September 30, 2003. At September 30, 2003, the liquidity ratio (i.e. cash, short-term assets, marketable assets, available lines of credit divided by deposits and other borrowings) was approximately 25% and the loan to deposit ratio was approximately 92%. As the loan portfolio grows, we will continue to monitor the liquidity and make adjustments as deemed necessary. We believe we will have adequate liquidity in the future because of various funding options available such as deposits, Federal Home Loan Bank borrowings, lines of credit, and our holdings of marketable securities which can be sold for cash. The Bank will use combinations of these funding sources depending on market conditions.

      We anticipate opening a new branch in the Vinings area of Cobb County, Georgia during the Spring of 2004 at an approximate cost of $2.2 million. We are also in the initial stages of seeking regulatory approval and site selection for a branch in Southern Forsyth County that would open in 2005. Our stated goal is to open new branches at the rate of one per year at an approximate cost of $2 million per branch. However, except as noted above, no firm plans have been established for these additional branches. We intend to finance these proposed branches through a combination of the proceeds of this offering and from future earnings. We do not expect these investments to have a material impact on our liquidity given our total size, funding sources, and the anticipation of attracting deposits to the new branches that will exceed the initial investment. We intend to hire new branch presidents up to one year prior to opening a branch, which should enable them to cultivate a customer base that will transfer to the new location when the branch opens. Other than our proposed branch openings, we have no material commitments for capital expenditures.

      We also buy and sell loan participations with other community and regional banks. Loan participations are sold to increase liquidity as needed or when the loan amount is above our regulatory lending limit. Sold loan participations made up 24.3% of our loan portfolio as of September 30, 2003. Loan participations are purchased when the bank has excess liquidity to invest. Purchased loan participations comprised 8.0% of the loan portfolio as of September 30, 2003.

      Requirements by banking regulators include the monitoring of risk-based capital guidelines for banks and holding companies that are designed to make capital requirements more sensitive to differences in risk profiles and account for off balance sheet items. We exceed the regulatory minimums on capital requirements and ratios. Management will monitor these amounts and ratios on a continuous basis. The minimum capital requirements and the actual capital ratios on a consolidated and bank-only basis are as follows:

	Actual		Regulatory
			Minimum
	Consolidated	Bank	Requirement

Leverage capital ratios	8.20%	8.49%	5.00%
Risk-based capital ratios:
Tier one capital	8.51	8.84	6.00
Total capital	11.08	11.42	10.00

      The company has obtained a $6,000,000 line of credit with a correspondent bank. This line of credit can be accessed as needed for liquidity and subsidiary capital needs. To obtain regulatory approval for the line of credit, the company is required by the Federal Reserve Bank of Atlanta to maintain a “well-capitalized” status on a consolidated basis as well as for its subsidiary bank until November 1, 2005. The capital ratios required for a well-capitalized status are: (i) a total capital ratio of 10.0% or greater, (ii) a tier one capital ratio of 6.0% or greater, and (iii) a leverage capital ratio of 5.0% or greater. We exceeded all of the required ratios as of September 30, 2003.

      On December 17, 2003, we raised $6.0 million through the issuance of trust preferred securities. These securities were issued by Integrity (GA) Statutory Trust I, which is a statutory business trust established by us to facilitate the transaction. The trust is a 100% owned finance subsidiary of Integrity Bancshares. These securities have a 30-year maturity, are callable without penalty after five years, and pay a floating rate based on three-month LIBOR plus 285 basis points. The principal balance of these securities counts toward tier one capital. The proceeds were used to pay off a $2 million balance on the line of credit described above and to pay off $4 million in subordinated debentures that were issued by Integrity Bank in September 2003. Integrity Bancshares has fully and unconditionally guaranteed the securities.

     Net interest income

      Our net interest income has increased by $1,337,000 and $3,837,000 for the third quarter and first nine months of 2003, respectively, as compared to the same periods in 2002. Our net interest margin was 4.29% during the first nine months of 2003 as compared to 4.23% for the first nine months of 2002. The increase in net interest income and net interest margin is due primarily to an increase in the average balance of loans outstanding. We feel that the Bank is well-positioned to maintain our net interest margin in the future based on the maturities and repricing structure of our assets and liabilities.

     Provision for loan losses

      The provision for loan losses is based on management’s evaluation of the economic environment, the history of charged off loans and recoveries, size and composition of the loan portfolio, non-performing and past due loans, and other aspects of the loan portfolio. Management reviews the allowance for loan loss on a quarterly basis and makes provisions as necessary. A provision of $902,140 was made during the nine-month period ending September 30, 2003 based upon this evaluation process. The allowance for loan loss as a percentage of total loans was 0.96% at September 30, 2003 compared to 0.86% at December 31, 2002. An additional provision of $1.2 million was made during December 2003 to cover potential losses associated with two loans made to a borrower that filed for Chapter 11 bankruptcy during the fourth quarter of 2003. See “Recent developments — Increase in allowance for loan losses” at page 7. Management believes the allowance for loan loss, as adjusted by the December 2003 charge, is adequate to meet any potential losses in the loan portfolio.

      The primary determinant in the bank’s increased expense of the provision for loan losses is caused by growth in the bank’s loan portfolio. For the nine months ended September 30, 2003, loan growth totaled 119.34% and growth in the allowance for loan losses was 136.15%. Loan growth was responsible for approximately 88% of the increase in the allowance for loan losses for the period ended September 30, 2003. Approximately 12% of the increase resulted from management’s subjective analysis of the individual and overall credit quality in the loan portfolio. We intend to continue to grow the loan portfolio and to continue to experience recurring provision expenses related to this loan growth so that the bank can adequately fund the allowance for loan and lease losses according to its methodology.

      At September 30, 2003 and 2002, non-accrual, past due and restructured loans were as follows:

	September 30,

	2003	2002

	(Dollars in
	thousands)
Total non-accruing loans	$550	$—
Loans contractually past due ninety days or more as to interest or principal payments and still accruing	453	—
Loans, the terms of which have been renegotiated to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower	—	—
Loans now current about which there are serious doubts as to the ability of the borrower to comply with present loan repayment terms	935	—

      Non-accrual loans have increased from zero to $550,000 during the last year while past due loans greater than 90 days and still accruing have increased from zero to $453,000. After September 30, 2003 the Bank classified a $2.3 million loan as a non-accrual loan. See “Recent developments — Increase in allowance for loan losses” at page 7. This classification was not included in the figure for total non-accruing loans as of September 30, 2003. As shown in the following table, net charge-offs increased by $20,000 for the nine months ended September 30, 2003 as compared to September 30, 2002. Net charge offs as a percentage of average loans outstanding were 0.01% for the nine months ended September 30, 2003 compared to net charge-offs as a percentage of average loans outstanding of 0.00% for the same period in 2002. We consider these increases a normal result of the growth and seasoning of the loan portfolio.

      An additional provision for loan losses of approximately $80,000 was made due to the increase in non-accrual, past due and restructured loans for the period ended September 30, 2003 vs. September 30, 2002. The allowance for loan losses is calculated based on a particular loan’s grade or risk rating. When a loan is placed on non-accrual, becomes past due or is restructured, it is often assigned to a higher risk category, which increases the amount of reserves allocated to the loan.

      Information regarding the allowance for loan losses data through September 30, 2003 and 2002 is set forth in the following table. This information does not include the $1.2 million increase in allowance for loan losses made in December 2003. See “Recent developments — Increase in allowance for loan losses” at page 7.

	Nine Months
	Ended
	September 30,

	2003	2002

	(Dollars in
	thousands)
Average amount of loans outstanding	$170,897	$69,227

Balance of allowance for loan losses at beginning of period	$1,105	$392

Loans charged off
Commercial and financial	—	—
Real estate	—	—
Installment	(20)

	(20)	—

Loans recovered
Commercial and financial	—	—
Real estate	—	—
Installment	—	—

	—	—

Net (charge-offs) recoveries	(20)	—

Additions to allowance charged to operating expense during Period	902	449

Balance of allowance for loan losses at end of period	1,987	841

Ratio of net loan (charge-offs) recoveries during the period to average loans outstanding	(0.01)%	0.00%

     Other income

      Other income increased by $25,000 for the nine-month period ended September 30, 2003 as compared to the same period in 2002. This increase was primarily the result of increases in various deposit fees due to the growth of the company, as well as rental income on our administrative building.

     Other expenses

      Other expenses increased by $1,314,000 for the nine-month period ended September 30, 2003 as compared to the same period in 2002. The increases are due to increased salaries and employee benefits of $703,000, increased occupancy and equipment expenses of $99,000, and increased other operating expenses of $511,000. Salaries and employee benefits have increased due to the number of full time employees increasing to 34 at September 30, 2003 from 21 at September 30, 2002 and to other annual salary increases. The increase in the number of employees is due to the opening of a full service branch in Roswell, Georgia and additional administrative employees required due to our growth. Employee expenses are expected to increase at approximately the same rate in the future as new branches are opened and growth necessitates the addition of staff. Occupancy and equipment expenses have increased as a result of the new branch and the purchase of an administrative building in June, 2003. The administrative building will be used for future expansion, and its costs are currently being offset by rental income from the lease of space within the building. Future occupancy and equipment expenses will increase as new branches are built. Other operating expenses have increased due to the growth of the Bank. The largest increases have been in the areas of marketing ($46,300), consulting/recruiting fees ($71,900), and data processing expenses ($86,200). These expenses will continue to increase as a normal result of growth.

     Net income

      Net income increased by $1,530,684 for the nine-month period ended September 30, 2003 compared to the nine months ended September 30, 2002, or approximately 483%. The increase in net income can be attributed to continued increases in interest-earning assets and the increase in other income discussed above. Although we expect net income to increase in the future as the company grows, the percentage increase over prior periods will probably be lower than in the past. In addition, any number of factors, such as lower than expected growth, additional loan charge-offs, or other unexpected events, could slow or reverse this trend.

Results of operations for the years ended December 31, 2002 and 2001

     Net income

      2002 Compared to 2001. For the year ended December 31, 2002, we recorded net income of $824,724. This compares to a net loss of $817,990 for the year ended December 31, 2001. The year ended December 31, 2001 was the first full year of operations for the bank, which opened for business on November 1, 2000. Income from loan volume and other sources had not reached a level to generate a profit during the year. However, it is normal for new banks to incur losses during their first few years of operation. The increase in net income in 2002 as compared with 2001 was primarily because of increases in interest-earning assets and liabilities which resulted in an increase in net interest income of $2,520,953.

     Net interest income

     Table 1: Average balances, interest income, and interest expense

      The following table contains condensed average balance sheets for the years indicated. In addition the amount of our interest income and interest expense for each category of interest-earning assets and interest-bearing liabilities and the related average interest rates, net interest spread and net yield on average interest earning assets are included.

Analysis of net interest income

for the years ended December 31, 2002 and 2001

	2002			2001

	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate

	(Dollars in thousands)
Assets:
Deposits in banks	$99	$3	2.86%	$79	$2	2.80%
Taxable investment securities	11,299	652	5.77	7,227	442	6.11
Federal funds sold	1,578	26	1.63	3,014	166	5.53
Loans(1)	79,864	6,134	7.68	26,108	2,495	9.56
Allowance for loan losses	(672)			(216)
Cash and due from banks	809			646
Other assets	4,001			3,051

Total Assets	$96,978			$39,909

Total interest-earning assets	$92,840	6,815	7.34	$36,428	3,105	8.52

	2002			2001

	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate

	(Dollars in thousands)
Liabilities:
Noninterest-bearing demand	$3,265			$1,174
Interest bearing demand and savings	9,765	235	2.41	3,007	111	3.68
Time	66,020	2,528	3.83	22,975	1,466	6.38

Total deposits	79,050			27,156
Other borrowings	6,312	121	1.92	3,242	118	3.65
Other liabilities	316			203
Shareholders’ equity	11,300			9,308

Total liabilities and shareholders’ equity	$96,978			$39,909

Total interest-bearing liabilities	$82,097	2,884	3.51	$29,224	1,695	5.80

Net interest income		$3,931			$1,410

Net interest margin(2)			4.23			3.87
Net interest spread(3)			3.83			2.72

(1)	Interest income from loans includes total fee income of approximately $1,016 and $510 for the years ended December 31, 2002 and 2001, respectively.

(2)	Net interest margin is net interest income divided by average interest-earning assets.

(3)	Interest rate spread is the weighted average yield on interest-earning assets minus the average rate on interest-bearing liabilities.

     Table 2: Rate and volume analysis

      The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected our interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) change in volume (change in volume multiplied by previous year rate); (2) change in rate (change in rate multiplied by previous year volume); and (3) a combination of change in rate and change in volume. The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately to the change due to volume and the change due to rate.

Analysis of changes in net interest income

for the years ended December 31, 2002 and 2001

	2002 Compared to 2001
	Increase (Decrease) Due
	to Change in

	Rate	Volume	Change

	(In thousands)
Income from interest-earning assets:
Interest and fees on loans	(577)	4,216	3,639
Interest on taxable securities	(26)	236	210
Interest on Federal funds sold	(84)	(56)	(140)
Interest on deposits in banks	—	1	1

Total interest income	(687)	4,397	3,710

Expense from interest-bearing liabilities:
Interest on interest-bearing deposits	(50)	174	124
Interest on time deposits	(779)	1,841	1,062
Interest on Borrowings	(74)	77	3

Total interest expense	(903)	2,092	1,189

Net interest income	216	2,305	2,521

      2002 Compared to 2001. Net interest income increased by $2,520,953 for the year ended December 31, 2002, or 179%. The increase in net interest income is due to an increase of $56.4 million in average interest-earning assets, or an increase of 155%. During the same period, the increase in average interest-bearing liabilities was $52.9 million, an increase of 181%. The net interest margin increased during the year from 3.87% to 4.23%. Interest-earning assets typically reprice faster than interest-bearing liabilities, therefore, in the current situation, the net interest margin reflects past interest rate environments as well as the current rate environment. As the liabilities reprice, the net interest margin should gradually increase in a stable interest rate environment. Additionally, competition for loans and deposits has a direct effect on the net interest margin. The overall yield on interest-earning assets decreased by 118 basis points to 7.34% in 2002, and the rate paid on interest-bearing liabilities decreased 229 basis points to 3.51%, resulting in an increase in the interest rate spread of 111 basis points to 3.83%.

      The most significant increase in average interest-earning assets consisted of an increase of $53.8 million in total loans for the year ended December 31, 2002 compared to December 31, 2001. The average rates earned on interest-earning assets decreased in 2002, as discussed previously. The most significant change was a 188 basis point decrease in the yield on loans in 2002 compared to 2001. The decrease is due primarily to the overall decrease in interest rates and was accompanied by a corresponding decrease in deposit rates as discussed below.

      Average interest-bearing demand and savings deposits grew $6.8 million and average time deposits grew by $43.0 million for the year ended December 31, 2002 compared to 2001. The average rate paid on these deposits in 2002 was 2.41% and 3.83%, down from 3.68% and 6.38%, respectively, in 2001. The decline in the average rates paid for interest-bearing deposits is largely due to the decrease in overall interest rate during 2002.

     Provision for loan losses

      For the year ended December 31, 2002, the provision for loan losses increased by $376,404 compared to the prior year. The increase in 2002 was based on management’s evaluation of the overall allowance for loan losses.

      The provision for loan losses is based on management’s evaluation of economic conditions, volume and composition of the loan portfolio, the historical charge off experience, the level of nonperforming and past due loans, and other indicators derived from reviewing the loan portfolio. Management performs such reviews quarterly and adjusts the level of the allowance for loan losses. At December 31, 2002, the allowance for loan losses was adequate to provide for potential losses in the loan portfolio. The allowance for loan loss as a percentage of total loans was 0.86% at December 31, 2002 compared to 0.89% at December 31, 2001.

      The allowance for loan losses represents management’s assessment of the risk associated with extending credit and its evaluation of the quality of the loan portfolio. Management analyzes the loan portfolio to determine the adequacy of the allowance for loan losses and the appropriate provision required to maintain a level considered adequate to absorb anticipated loan losses. In assessing the adequacy of the allowance management reviews the size, quality and risk of loans in the portfolio. Management also considers such factors as our loan loss experience, the amount of past due and nonperforming loans, specific known risk, the status and amount of nonperforming assets, underlying collateral values securing loans, current and anticipated economic conditions and other factors which affect the allowance for potential credit losses. An analysis of the credit quality of the loan portfolio and the adequacy of the allowance for loan losses is prepared by the loan committee on a quarterly basis.

      Our allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses in comparison to a group of peer banks identified by the regulators. During their routine examinations of banks regulatory agencies may require a bank to make additional provisions to its allowance for loan losses when, in the opinion of the regulators, credit evaluations and allowance for loan loss methodology differ materially from those of management.

      All of our loans are assigned individual loan grades when underwritten. The Bank, with the approval of the FDIC and the State of Georgia Department of Banking and Finance, has established minimum general reserves based on the asset quality grade of the loan. General reserve factors applied to each rating grade are based upon management’s experience and common industry and regulatory guidelines.

      While it is our policy to charge off in the current period loans for which a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management’s judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

      The following table presents at the dates indicated the aggregate nonperforming loans for the following categories:

	December 31,

	2002	2001

	(Dollars in
	thousands)
Loans accounted for on a non-accrual basis	0	0
Loans contractually past due ninety days or more as to interest or principal payments and still accruing	0	0
Loans, the terms of which have been renegotiated to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower	0	0
Loans now current about which there are serious doubts as to the ability of the borrower to comply With present loan repayment terms	0	0

      The reduction in interest income associated with nonaccrual loans as of December 31, 2002 is as follows:

Interest income that would have been recorded on nonaccrual loans under original terms	$0
Interest income that was recorded on nonaccrual loans	0

Reduction in interest income	$0

      In the opinion of management, any loans classified by regulatory authorities as doubtful, substandard or special mention that have not been disclosed above do not (1) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (2) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. In the event of non-performance by the borrower these loans have collateral pledged which would prevent the recognition of substantial losses. Any loans classified by regulatory authorities as loss have been charged off.

      During the fourth quarter of 2003, Integrity Bank took a $1.2 million charge to its provision for loan loss to cover risks associated with two loans to a borrower that filed for bankruptcy. See “Recent developments — Increase in allowance for loan loss” at page 7.

      The primary determinant in the bank’s increased expense of the provision for loan losses is caused by growth in the bank’s loan portfolio. For the nine months ended September 30, 2003, loan growth totaled 119.34% and growth in the allowance for loan losses was 136.15%. Loan growth was responsible for approximately 88% of the increase in the allowance for loan losses for the period ended September 30, 2003. Approximately 12% of the increase resulted from management’s subjective analysis of the individual and overall credit quality in the loan portfolio. We intend to continue to grow the loan portfolio and to continue to experience recurring provision expenses related to this loan growth so that the bank can adequately fund the allowance for loan losses according to its methodology.

          Commitments and lines of credit

      In the ordinary course of business, Integrity Bank grants commitments to extend credit and standby letters of credit to approved customers. Generally, these commitments to extend credit have been granted on a temporary basis for seasonal or inventory requirements and have been approved by the loan committee. These commitments are recorded in the financial statements as they are funded. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

      Following is a summary of the commitments outstanding at December 31, 2002 and 2001.

	2002	2001

	(Dollars in
	thousands)
Commitments to extend credit	$32,941	$22,859
Standby letters of credit	329	15

	$33,270	$22,874

      Commitments to extend credit include unused commitments for open-end lines secured by 1-4 family residential properties, commitments to fund loans secured by commercial real estate, construction loans, land development loans and other unused commitments. Commitments to fund commercial real estate, construction and land development loans increased by $10.1 million at December 31, 2002 compared to 2001. This increase is due to the growth and development in our market area. A significant portion of the increase in outstanding commitments is in 1-4 family residential construction and development.

      The following table summarizes the allowance for loan losses for each year.

	December 31,

	2002	2001

	(Dollars in
	thousands)
Average balance of loans outstanding	$79,864	$26,108

Balance of allowance for loan losses at beginning of year	392	56
Charge-offs:
Real estate — mortgage	0	0
Real estate — construction	0	0
Consumer	0	0
Commercial	0	0

Total	0	0

Recoveries:
Real estate — mortgage	0	0
Real estate — construction	0	0
Consumer	0	0
Commercial	0	0

Total	0	0

Net charge-offs	0	0

Additions to allowance charged to operations	713	336

Balance of allowance at end of year	1,105	392

Ratio of net loan charge-offs during the year to average loans outstanding during the year	0%	0%

      The following table summarizes the allocation of the allowance for loan losses to types of loans as of the indicated dates.

	Year Ended December 31,

	2002		2001

		Percent		Percent
		of Loans in		of Loans in
		Each		Each
		Category to		Category to
	Amount	Total Loans	Amount	Total Loans

	(Dollars in thousands)
Commercial	121	10.95%	35	8.92%
Real estate	975	88.24	348	88.78
Consumer	9	0.81	9	2.30

	$1,105	100.00%	$392	100.00%

          Other income

      2002 Compared to 2001. Other income increased by $33,421 in 2002, or 61.8%, compared to 2001. This increase was due to an increase in service charges on deposit accounts of $25,530, a decrease in the gain on sale of securities available for sale of $17,656, and an increase in other operating income of $25,547. The increases are due primarily to growth of the company, while the decrease in the gain on sale of available for sale securities was due to the fact that there were no sales in 2002.

          Other expenses

      2002 Compared to 2001. Other expenses increased during 2002 by $535,256 compared to the same period in 2001. Salaries and employee benefits increased by $249,590 for the year. The increase in salaries and employee benefits includes normal increases in salaries, group insurance, payroll taxes, and employee incentives. The number of full-time equivalent employees also increased by 8 to 23 as of December 31, 2002. Equipment and occupancy expenses combined increased by $85,662. The increase in equipment and occupancy expenses is not directly related to any one significant increase or change in operations. Other operating expenses increased by $200,004 during 2002. The largest increases have been in the categories of marketing ($40,700), consulting/professional fees ($42,100), and data processing expenses ($31,800). These expenses, as well as other miscellaneous operating expenses, have increased as a result of growth.

          Balance sheet review

      2002 Compared to 2001. Total assets increased in 2002 by $86.4 million, or 149%. The most significant increase in assets came in the growth of the loan portfolio, which grew $84.0 million, or 191%. Total interest-earning assets increased by $85.1 million, or 157% in 2002 as compared to 2001. The Bank intends to keep a high ratio of interest-bearing assets to total assets to maximize profitability. Future asset and loan growth is expected to accelerate as additional locations and personnel are added.

      Fixed assets increased $1.04 million in 2002 as compared to 2001, primarily from the purchase of the land for the Roswell Financial Center and construction costs related to the building of the branch.

      Total deposits increased by $78.9 million, or 191%, as the number of deposit accounts serviced increased by 151%. These deposits were used to fund the asset growth. Non-interest-bearing demand deposits increased by $3.07 million, or 194%, interest-bearing demand and savings increased by $14.8 million, or 293%, and time deposits increased by $61.0 million, or 175%. An additional advance of $2.0 million was obtained from the Federal Home Loan Bank of Atlanta, making the total borrowings $7 million.

      Stockholders’ equity increased by $5.07 million. This increase reflected net earnings of $824,724 and a private placement of common stock of $3,900,000. Accumulated other comprehensive income represents the net unrealized gains on securities available-for-sale which increased during 2002 by $258,101 to $268,537 net of taxes.

      The following table summarizes the December 31, 2002 and December 31, 2001 return on average assets and return on average equity.

	For the Years
	Ending
	December 31,

	2002	2001

Return on Average Assets	0.85%	(2.05)%
Return on Average Equity	7.30	(8.79)
Average Equity as a Percentage of Average Assets	11.65	23.32

      The return on average assets and return on average equity increased because of increased earnings in 2002. The average equity as a percentage of average assets was lower in 2002 than in 2001 because of the growth in assets. It is normal for new banks to have high capital ratios in the first few years of operation until the assets increase and the capital ratios become more in line with ratios of established banks.

Securities portfolio

      The Bank has a portfolio of various investment securities for liquidity and interest income. The securities portfolio consists of government agency mortgage pool securities with stated maturities up to fifteen years. However, the portfolio balance reduces monthly as the underlying mortgages are paid down. Most will have an effective life that is much shorter than the stated maturity of the security. Although the exact maturity date is uncertain, the portfolio is predicted to have an effective maturity of less than two years.

      The carrying amounts of securities at the dates indicated are summarized as follows:

	December 31,

	2002	2001

	(Dollars in
	thousands)
Mortgage-backed securities	$10,400	$9,799
Equity securities	350	250

	$10,750	$10,049

      The investment in equity securities consists of stock in the Federal Home Loan Bank of Atlanta. Banks with borrowings from Federal Home Loan Banks are required to buy stock in proportion to the amount of outstanding advances they have. There is no market for the stock, which is normally bought or sold to the Federal Home Loan Bank at a set price of $100 per share. The stock has historically paid a quarterly dividend, although the issuer is not required to pay dividends.

      The carrying amounts of securities in each category as of December 31, 2002 are shown in the following table according to contractual maturity classifications.

	Mortgage-backed
	Securities

	Carrying
	Amount	Yield

	(Dollars in
	thousands)
In one year or less
After one year through five years
After five years through ten years	$3,571	5.66%
After ten years	6,829	5.80

	$10,400	5.75

Loan portfolio

          Types of loans

      The amount of loans outstanding at the indicated dates is shown in the following table according to the type of loan.

	At December 31,

	2002	2001

	(Dollars in
	thousands)
Commercial, financial, agricultural	$11,751	$3,558
Real estate — construction	51,715	22,522
Real estate — mortgage	63,940	17,134
Consumer and other	856	867

	128,262	44,081
Deferred loan fees	(254)	(118)
Less allowance for loan losses	(1,105)	(392)

Loans, net	$126,903	$43,571

          Maturities and sensitivities to changes in interest rates

      Total loans as of December 31, 2002 are shown in the following table according to repricing date and maturity classifications (1) due one year or less; (2) due after one year through five years; and (3) due after five years.

(Dollars in
thousands)

Commercial
One year or less	$10,121
After one through five years	1,630
After five years	0

11,751

Construction
One year or less	38,153
After one through five years	13,475
After five years	87

51,715

Other
One year or less	20,812
After one through five years	40,945
After five years	2,785

64,542

Total	128,008

      Total loans as of December 31, 2002 with a maturity after one year which have (1) predetermined interest rates and (2) floating or adjustable interest rates, are presented below:

(Dollars in
thousands)

Predetermined rates	$21,649
Floating or adjustable rates	37,273

$58,922

Deposits

      The average amount of deposits and average rates paid thereon, classified as to non-interest bearing demand deposits, interest-bearing demand and savings deposits and time deposits, for the periods indicated are presented below.

	Year Ended December 31,

	2002		2001

	Amount	Rate	Amount	Rate

	(Dollars in thousands)
Non-interest bearing demand deposits	$3,265	—%	$1,174	—%
Interest-bearing demand deposits	9,689	2.42	2,982	3.69
Savings deposits	76	0.85	25	1.82
Time deposits	66,020	3.83	22,975	6.38

	$79,050		$27,156

      The amounts of time certificates of deposit issued in amounts of $100,000 or more as of December 31, 2002 are shown below by category, which is based on time remaining until maturity of (1) three months or less, (2) over three through six months, (3) over six through 12 months and (4) over 12 months.

(Dollars in
thousands)

Three months or less	$6,094
Over three months through six months	5,935
Over six through 12 months	15,030
Over 12 months	702

$27,761

      As of December 31, 2002, the bank had approximately $27 million in jumbo CD’s maturing in one year or less. We believe that the large percentage (29%) of jumbo CD’s in relation to total CD’s is attributable to our affluent customer base. It is our experience that a large portion of these deposits are retained by the bank as they mature because our deposit interest rates are comparable to other rates in our market. The bank has no deposits obtained through brokers.

Liquidity

      Liquidity represents the ability to meet the needs of customers to withdraw funds from deposit accounts, to borrow funds and to meet their credit needs. We manage our liquidity needs in such a way that the needs of depositors and borrowers are met on a timely basis so that our operations are not interrupted. Sources of liquidity available to meet these needs include cash on deposit, federal funds, securities available for sale, maturities of securities and principal payments on loans. Growth in our deposit base provides an additional source as does access to funds through relationships with correspondent banks. Our liquidity needs can also be met through loan participations sold to other financial institutions.

      At December 31, 2002 our liquidity position was considered adequate and within guidelines set forth in our liquidity policy.

Regulatory capital requirements

      We are subject to minimum capital standards as set forth by federal bank regulatory agencies.

      Our capital for regulatory purposes differs from our equity as determined under generally accepted accounting principles. Generally, “Tier 1” regulatory capital will equal capital as determined under generally accepted accounting principles less any unrealized gains or losses on securities available for sale while “Tier 2” capital includes the allowance for loan losses up to certain limitations. Total risk based capital is the sum of Tier 1 and Tier 2 capital. Our capital ratios and required minimums at December 31, 2002 are shown below:

	Minimum
	Regulatory	(Bank)	(Consolidated)
	Requirement	Actual	Actual

Tier 1 capital to risk adjusted assets	4.00%	8.86%	9.60%
Total capital to risk adjusted assets	8.00%	9.65%	10.39%
Tier 1 leverage ratio (to average quarterly assets)	4.00%	9.67%	10.49%

Total capital at Integrity Bank also has an important effect on the amount of FDIC insurance premiums paid. Institutions not considered well capitalized are subject to higher rates for FDIC insurance.

Asset/liability management

      It is our objective to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing, and capital policies. Certain of our officers are charged with the responsibility for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix.

      Our asset/liability mix is monitored on a regular basis with a report reflecting the interest rate sensitive assets and interest rate sensitive liabilities being prepared and presented to the board of directors and management’s asset/liability committee on a quarterly basis. The objective is to monitor interest rate sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings. An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

      A simple interest rate “gap” analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, we also evaluate how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as “interest rate caps”) which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

Analysis of Interest Sensitivity

As of December 31, 2002

	0 - 3	3 - 12	13 - 36	Over 36
	Months	Months	Months	Months	Total

	(Dollars in thousands)
Interest-earning assets:
Interest-bearing deposits in banks	$530	$0	$0	$0	$530
Securities	690	989	4,829	4,242	10,750
Loans	81,637	12,268	29,683	4,420	128,008

Total interest-earning assets	$82,857	$13,257	$34,512	$8,662	$139,288

Interest-bearing liabilities:
Interest-bearing demand deposits	$170	$3,407	$13,154	$0	$16,731
Savings and money markets	276	551	1,930	0	2,757
Time deposits	21,277	72,787	1,721	206	95,991
Federal fund purchased	3,115	0	0	0	3,115
Federal Home Loan Bank borrowings	7,000	0	0	0	7,000

Total interest-bearing liabilities	$31,838	$76,745	$16,805	$206	$125,594

Interest rate sensitivity gap	$51,019	$(63,488)	$17,707	$8,456	$13,694

Cumulative interest rate sensitivity gap	$51,019	$(12,469)	$5,238	$13,694

Interest rate sensitivity gap ratio	2.60	(5.79)	2.05	42.05

Cumulative interest rate sensitivity gap ratio	2.60	0.89	1.04	1.11

      The above table summarizes our interest-sensitive assets and liabilities as of December 31, 2002. Adjustable rate loans are included in the period in which their interest rates are scheduled to adjust. Fixed rate loans are included in the periods in which they are anticipated to be repaid based on scheduled maturities and anticipated prepayments. Investment securities are included in their period of maturity while mortgage backed securities are included according to expected repayment. Certificates of deposit are presented according to contractual maturity.

      At December 31, 2002 our cumulative one-year interest rate sensitivity gap ratio was 89%. Our targeted ratio is 80% to 120%. This indicates that the interest-earning assets will reprice during this period at a rate slower than the interest-bearing liabilities. Our experience has been that not all liabilities shown as being subject to repricing will in fact reprice with changes in market rates. We have a base of core deposits consisting of interest bearing checking accounts and savings accounts whose average balances and rates paid thereon will not fluctuate with changes in the levels of market interest rates.

      Although periods greater than one year are calculated, our primary focus is on the 1-year cumulative gap. It is difficult to accurately predict the composition of the assets and liabilities beyond a 1-year period due to loan originations and payoffs, security purchases and sales, and possible changes in the composition of the deposit liabilities over time. However, it is important to quantify the gap amounts for periods beyond one year to identify maturity mismatches. It is management’s opinion that the gap amounts in the time periods greater than one year are acceptable.

Off-balance sheet arrangements

      Our only material off-balance sheet arrangements consist of commitments to extend credit and standby letters of credit issued in the ordinary course of business. For a complete description of these obligations please refer to “Commitments and lines of credit” at page 25 and to footnote number 9 to our financial statements for the year ended December 31, 2002.

Effects of inflation

      Our consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measure of financial position and operating results in terms of historic dollars, without considering changes in the relative purchasing power of money over time due to inflation.

      Inflation generally increases the costs of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant effect on the performance of a financial institution than the effects of general levels of inflation. In addition, inflation affects financial institutions’ cost of goods and services purchased, the cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings and stockholders’ equity. Mortgage originations and refinancings tend to slow as interest rates increase, and likely will reduce our volume of such activities and the income from the sale of residential mortgage loans in the secondary market.

Business

Integrity Bancshares, Inc.

      We were organized in November, 1999 as a Georgia corporation for the purpose of acquiring all of the common stock of Integrity Bank, a Georgia bank which opened for business on November 1, 2000. We are a bank holding company within the meaning of the Bank Holding Company Act of 1956 and the Georgia Bank Holding Company Act.

      We were organized to facilitate the Bank’s ability to serve its customers’ requirements for financial services. The holding company structure provides flexibility for expansion of our banking business through the possible acquisition of other financial institutions and the provision of additional banking-related services which the traditional commercial bank may not provide under present laws. We have no present plans to acquire any operating subsidiaries other than the Bank. However, we may make acquisitions in the future if such acquisitions are deemed to be in the best interest of our shareholders. Any acquisitions will be subject to certain regulatory approvals and requirements.

      Future expansion is planned by opening approximately one new branch of Integrity Bank each year in a high-growth area of metro Atlanta. Loans and deposits are forecasted to continue growing $100-$150 million per year for the next several years. To comply with regulatory capital requirements for a well-capitalized bank and holding company, we must maintain a 10% total regulatory capital ratio. Although we currently exceed this requirement, continued growth requires us to raise additional capital. Proceeds from this stock offering (assuming 100% of the stock being offered is sold) will provide capital for approximately two years of growth, based on current budgets. We will continually monitor our capital position. If growth continues we may sell additional common stock in the future to support this growth.

Integrity Bank

      Integrity Bank is a full service commercial bank located at 11140 State Bridge Road, Alpharetta, Fulton County, Georgia 30022. The Bank’s primary service area is Northern Fulton County, Georgia. The Bank, however, also serves the adjacent counties, or parts thereof, of Cobb, Gwinnett, and Forsyth to a lesser extent.

      Fulton County’s current population is approximately 850,703 with a median age of 33.8 years and estimated per capita income of $34,162. There are approximately 335,246 households in Fulton County with the average household income estimated at $85,825. Approximately 52.4% of Fulton County dwellings are owner-occupied for the current year.

      Cobb County’s current population is approximately 657,583 with a median age of 34.2 years and estimated per capita income of $31,495. There are approximately 245,152 households in Cobb County with the average household income estimated at $83,826. Approximately 68.4% of Cobb County dwellings are owner-occupied for the current year.

      Gwinnett County’s current population is approximately 568,514 with a median age of 33.5 years and estimated per capita income of $27,797. There are approximately 224,081 households in Gwinnett County with the average household income estimated at $81,129. Approximately 72.9% of Gwinnett County dwellings are owner-occupied for the current year.

      Forsyth County’s current population is approximately 115,815 with a median age of 35.9 years and estimated per capita income of $33,947. There are approximately 40,389 household in Forsyth County with the average household income estimated at $97,262. Approximately 88.2% of Forsyth County dwellings are owner-occupied for the current year.

      Each of the above counties has experienced population growth ranging from 25% to 123% in the last ten years. This growth has driven commercial development, which creates lending and deposit opportunities for community banks. We expect the growth to continue at similar levels into the foreseeable future, although a general or regional economic slowdown could cause growth to slow substantially. The population growth is not concentrated in any particular age group, so the demographics for the population is not expected to change significantly as the areas grow. Currently, the median age of the residents in our service areas is comparable to the state as a whole.

      The principal business of Integrity Bank is to accept deposits from the public and to make loans and other investments. The principal source of funds for Integrity Bank’s loans and investments are demand, time, savings, and other deposits (including negotiable orders of withdrawal or NOW accounts), amortization and prepayments of loans and borrowings. The principal sources of income for Integrity Bank are interest and fees collected on loans, interest and dividends collected on other investments and service charges. The principal expenses of Integrity Bank are interest paid on savings and other deposits (including NOW accounts), interest paid on other borrowings by Integrity Bank, employee compensation, office expenses and other overhead expenses.

Types of Loans

      Below is a description of the principal categories of loans made by Integrity Bank and the relative risks involved with each category.

     Consumer Loans

      Integrity Bank offers a variety of loans to retail customers in the communities we serve. Consumer loans in general carry a moderate degree of risk compared to other loans. They are generally more risky than traditional residential real estate but less risky than commercial loans. Risk of default is usually determined by the well being of the national and local economies. During times of economic stress there is usually some level of job loss both nationally and locally, which directly affects the ability of the consumer to repay debt. Risk on consumer type loans is generally managed though policy limitations on debt levels consumer borrowers may carry and limitations on loan terms and amounts depending upon collateral type.

      Various types of consumer loans include the following:

•	Home equity loans — open and closed end

•	Vehicle financing

•	Loans secured by deposits

•	Overdraft protection lines

•	Secured and unsecured personal loans

      The various types of consumer loans all carry varying degrees of risk for the bank. Loans secured by deposits carry little or no risk and in our experience have had a zero default rate. Home equity lines carry additional risk because of the increased difficulty of converting real estate to cash in the event of a default. However, underwriting policy provides mitigation to this risk in the form of a maximum loan to value ratio of 90% on a collateral type that has historically appreciated in value. The Bank also requires the customer to carry adequate insurance coverage to pay all mortgage debt in full if the collateral is destroyed. Vehicle financing carries additional risks over loans secured by real estate in that the collateral is declining in value over the life of the loan and is mobile. Risks inherent in vehicle financing are managed by matching the loan term with the age and remaining useful life of the collateral to ensure the customer always has an equity position and is never “upside down.” Collateral is protected by requiring the customer to carry insurance showing the bank as loss payee. Integrity Bank also has a blanket policy that covers it in the event of a lapse in the borrower’s coverage and also provides assistance in locating collateral when necessary. Secured personal loans carry additional risks over the previous types in that they are generally smaller and made to borrowers with somewhat limited financial resources and credit histories. These loans are secured by a variety of collateral with varying degrees of marketability in the event of default. Risk on these types of loans is managed primarily at the underwriting level with strict adherence to debt to income ratio limitations and conservative collateral valuations. Overdraft protection lines and other unsecured personal loans carry the greatest degree of risk in the consumer portfolio. Without collateral, Integrity Bank is completely dependent on the commitment of the borrower to repay and the stability of the borrower’s income stream. Again, primary risk management occurs at the underwriting stage with strict adherence to debt to income ratios, time in present job and in industry and policy guidelines relative to loan size as a percentage of net worth and liquid assets.

      As of September 30, 2003 we had consumer loans in the amount of $742,000, which represented 0.4% of total loans.

     Commercial and Industrial Loans

      Integrity Bank makes loans to small and medium sized businesses in our primary trade area for purposes such as new or upgrades to plant and equipment, inventory acquisition and various working capital purposes. Commercial loans are granted to borrowers based on cash flow, ability to repay and degree of management expertise. This type loan may be subject to many different types of risk, which will differ depending on the particular industry a borrower is engaged in. General risks to an industry, or segment of an industry, are monitored by senior management on an ongoing basis. When warranted, individual borrowers who may be at risk due to an industry condition may be more closely analyzed and reviewed at a loan committee or board of directors level. On a regular basis, commercial and industrial borrowers are required to submit statements of financial condition relative to their business to Integrity Bank for review. These statements are analyzed for trends and the loan is assigned a credit grade accordingly. Based on this grade the loan may receive an increased degree of scrutiny by management up to and including additional loss reserves being required.

      This type loan will usually be collateralized. Generally, business assets are used and may consist of general intangibles, inventory, equipment or real estate. Collateral is subject to risk relative to conversion to a liquid asset if necessary as well as risks associated with degree of specialization, mobility and general collectability in a default situation. To mitigate this risk to collateral, it is underwritten to strict standards including valuations and general acceptability based on the bank’s ability to monitor its ongoing health and value.

      As of September 30, 2003 we had commercial and industrial loans in the amount of $12,616,000, which represented 6.1% of total loans.

     Commercial Real Estate

      Integrity Bank grants loans to borrowers secured by commercial real estate located in our market area. In underwriting these type loans we consider the historic and projected future cash flows of the real estate. We make an assessment of the physical condition and general location of the property and the effect these factors will have on its future desirability from a tenant standpoint. We will generally lend up to a maximum 80% loan to value ratio and require a minimum debt coverage ratio of 1.20% or other compensating factors.

      Commercial real estate offers some risks not found in traditional residential real estate lending. Repayment is dependent upon successful management and marketing of properties and on the level of expense necessary to maintain the property. Repayment of these loans may be adversely affected by conditions in the real estate market or the general economy. Also, commercial real estate loans typically involve relatively large loan balances to single borrowers. To mitigate these risks, we monitor our loan concentration and loans are audited by a third party auditor. This type loan generally has a shorter maturity than other loan types giving the bank an opportunity to reprice, restructure or decline to renew the credit. As with other loans, all commercial real estate loans are graded depending upon strength of credit and performance. A lower grade will bring increased scrutiny by management and the board of directors.

      As of September 30, 2003 we had commercial real estate loans in the amount of $90,439,000, which represented 43.4% of total loans.

     Construction and Development Loans

      Integrity Bank makes residential construction and development loans to customers in our market area. Loans are granted for both speculative projects and those being built with end buyers already secured. This type loan is subject primarily to market and general economic risk caused by inventory build-up in periods of economic prosperity. During times of economic stress this type loan has typically had a greater degree of risk than other loan types. To mitigate that risk, the board of directors and management reviews the entire portfolio on a monthly basis. The percentage of our portfolio being built on a speculative basis is tracked very closely. On a quarterly basis the portfolio is segmented by market area to allow analysis of exposure and a comparison to current inventory levels in these areas. To further mitigate risk, this type loan is accorded a larger percentage loan loss allowance than other loan types. Loan policy also provides for limits on speculative lending by borrower and by real estate project.

      Subject to appropriate adjustments on a case-by-case basis, the bank generally reserves 0.8% of the outstanding principal balance for loans to builders and developers that meet one of the following conditions:

•	a minimum net worth of $2 million;

•	a debt service coverage ratio of two times or better; or

•	a loan to collateral value that is 60% or less.

Additionally, borrowers must have satisfactory cash flow, satisfactory loan to collateral value, and a satisfactory reputation in the industry.

      The bank generally reserves 1% of the outstanding principal balance for loans to builders or developers that do not meet the criteria set forth above. No construction or development loans will be made unless the borrower has qualities regarding financial condition, collateral protection, reputation and experience that are fully protective of and supportive of the loan.

      As of September 30, 2003 we had construction and development loans in the amount of $104,105,000, which represented 50.1% of total loans.

Loan participations

      Integrity Bank sells loan participations in the ordinary course of business when an originated loan exceeds its legal lending limit as defined by state banking laws. These loan participations are sold to other financial institutions without recourse. As of September 30, 2003 Integrity Bank had sold 72 loan participations for an amount that equals 24.3% of the total loans on that date. To date there has been no gain or loss on the sale of any loan participations.

      Integrity Bank will also purchase loan participations from time to time from other banks in the ordinary course of business, usually without recourse. Purchased loan participations are underwritten in accordance with Integrity Bank’s loan policy and represent a source of loan growth to Integrity Bank. Although the originating financial institution provides much of the initial underwriting documentation, management is responsible for the appropriate underwriting, approval and the on-going evaluation of the loan. One risk associated with purchasing loan participations is that we often rely on information provided by the selling bank regarding collateral value and the borrower’s capacity to pay. To the extent this information is not accurate, Integrity Bank may experience a loss on these participations. Otherwise, Integrity Bank believes that the risk related to purchased loan participations is consistent with other similar type loans in the loan portfolio. If a purchased loan participation defaults, Integrity Bank usually has no recourse against the selling bank but will take other commercially reasonable steps to minimize its loss. As of September 30, 2003 Integrity Bank had purchased 13 loan participations. The total principal amount of these participations comprised 8.0% of our total loan portfolio on September 30, 2003.

Management’s policy for determining the loan loss allowance

      The allowance for loan losses represents management’s assessment of the risk associated with extending credit and its evaluation of the quality of the loan portfolio. In calculating the adequacy of the loan loss allowance, management evaluates the following factors:

•	The asset quality of individual loans.

•	Changes in the national and local economy and business conditions/development, including underwriting standards, collections, charge off and recovery practices.

•	Changes in the nature and volume of the loan portfolio.

•	Changes in the experience, ability and depth of the lending staff and management.

•	Changes in the trend of the volume and severity of past dues and classified loans; and trends in the volume of non-accrual loans, troubled debt restructurings and other modifications.

•	Possible deterioration in collateral segments or other portfolio concentrations.

•	Historical loss experience (when available) used for pools of loans (ie. collateral types, borrowers, purposes, etc.)

•	Changes in the quality of the institutions loan review system and the degree of oversight by the bank’s Board of Directors.

•	The effect of external factors such as competition and the legal and regulatory requirement on the level of estimated credit losses in the bank’s current loan portfolio.

•	Off-balance sheet credit risks.

These factors are evaluated at least quarterly and changes in the asset quality of individual loans are evaluated more frequently and as needed.

      All of our loans are assigned individual loan grades when underwritten. The Bank, with the approval of the FDIC and the State of Georgia Department of Banking and Finance, has established minimum general reserves based on the asset quality grade of the loan. General reserve factors applied to each rating grade are based upon management’s experience and common industry and regulatory guidelines.

      After a loan is underwritten and booked, loans are monitored or reviewed by the account officer, management, and external loan review personnel during the life of the loan. Payment performance is monitored monthly for the entire loan portfolio, account officers contact customers during the course of business and may be able to ascertain if weaknesses are developing with the borrower, external loan personnel perform an independent review annually, and federal and state banking regulators perform periodic reviews of the loan portfolio. If weaknesses develop in an individual loan relationship and are detected then the loan is downgraded and higher reserves are assigned based upon management’s assessment of the weaknesses in the loan that may affect full collection of the debt. If a loan does not appear to be fully collectible as to principal and interest then the loan is recorded as a non-accruing loan and further accrual of interest is discontinued while previously accrued but uncollected interest is reserved against income. If a loan will not be collected in full then the allowance for loan and lease losses is increased to reflect management’s estimate of potential exposure of loss.

      Our net loan losses to average total loans and leases was zero percent for year ends 2000, 2001, and 2002. Historical performance is not an indicator of future performance and forward results could differ materially, but, management believes that based upon historical performance, known factors, management’s judgment, and regulatory methodologies, that the current methodology used to determine the adequacy of the allowance for loan and lease losses is reasonable.

      Our allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses in comparison to a group of peer banks identified by the regulators. During their routine examinations of banks regulatory agencies may require a bank to make additional provisions to its allowance for loan losses when, in the opinion of the regulators, credit evaluations and allowance for loan loss methodology differ materially from those of management.

      While it is our policy to charge off in the current period loans for which a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management’s judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

Management’s policy for investing in securities

      Funds that are not otherwise needed to meet the loan demand of Integrity Bank may be invested in accordance with the Bank’s investment policy. The purpose of the investment policy is to provide a guideline by which these funds can best be invested to earn the maximum return for Integrity Bank, yet still maintain sufficient liquidity to meet fluctuations in Integrity Bank’s loan demand and deposit structure. The investment policy will adhere to the following objectives:

•	Provide an investment medium for funds which are not needed to meet loan demand, or deposit withdrawal.

•	Optimize income generated from the investment account consistent with the stated objectives for liquidity and quality standards.

•	Meet regulatory standards.

•	Provide collateral which the financial institution is required to pledge against public monies.

•	Provide an investment medium for funds which may be needed for liquidity purposes.

•	Provide an investment medium which will balance market and credit risk for other assets and the financial institution’s liability structure.

Industry and competition

      We believe that Northern Fulton County has a very active and competitive banking market. There are 22 financial institutions with 84 locations serving the Northern Fulton County market. According to the

FDIC’s Summary of Deposits, these locations held deposits totaling approximately $3.6 billion as of June 30, 2003.

      The largest financial institutions serving Northern Fulton County are Bank of America, Wachovia Bank, and Suntrust Bank. Together the Northern Fulton County branches of these institutions held approximately 26.7% of the area’s total deposits as of June 30, 2003. Integrity Bank, by contrast, held approximately 3.5% of Northern Fulton County’s total deposits as of June 30, 2003.

Employees

      The Bank has 33 full-time employees. Integrity Bancshares, Inc. does not have any employees who are not also employees of the Bank.

Facilities

      Integrity Bank owns its offices located at 11140 State Bridge Road, Alpharetta, Fulton County, Georgia. This location presently houses the administrative functions of the bank and holding company.

      In June, 2003 we purchased an office building from a director for $2.8 million. We believe that this purchase was made on substantially the same terms (or more favorable terms for us) as those prevailing at the time for comparable transactions with unrelated providers. The building is located adjacent to the existing Alpharetta location and will be used for future expansion. The building will be leased on a short-term basis until needed.

      A second branch (financial center) was opened in July, 2003 at 900 Woodstock Road in Roswell, Fulton County, Georgia. The branch was constructed at a cost of $2.0 million, including the acquisition price of the land in the amount of $883,000 and construction costs of $819,000. The construction was provided by a company owned by a director. As with the purchase of the office building described above, we believe that the construction was provided on substantially the same terms (or more favorable terms for us) as those prevailing at the time for comparable transactions with unrelated providers.

      A third financial center is expected to be completed in the Spring of 2004 in Vinings, Cobb County, Georgia at an estimated total cost of $2.2 million.

Legal proceedings

      We are subject to claims and litigation in the ordinary course of business. We believe that any pending claims and litigation will not have a material adverse effect on our consolidated position.

Supervision and regulation

General

      We are subject to state and federal banking laws and regulations that impose specific requirements or restrictions and provide for general regulatory oversight over virtually all aspects of our operations. These laws and regulations generally are intended to protect depositors, not shareholders. This discussion is only a summary of various statutory and regulatory provisions. This summary is qualified by reference to the particular statutory and regulatory provisions. Any change in applicable laws or regulations may have a material effect on our business and prospects.

      Beginning with the enactment of the Financial Institutions Reform, Recovery and Enforcement Act of 1989, numerous additional regulatory requirements have been placed on the banking industry during the past 14 years. On November 12, 1999, the President signed into law a financial services modernization act which effectively repealed the anti-affiliation provisions of the 1933 Glass-Steagall Act and the 1956 Bank Holding Company Act. Legislative changes and the policies of various regulatory authorities may affect our operations. We are unable to predict the nature or the extent of the effect on our business and earnings that fiscal or monetary policies, economic control or new federal or state legislation may have in the future.

Integrity Bancshares, Inc.

      Integrity Bancshares, Inc. is a bank holding company registered with the Board of Governors of the Federal Reserve System and the Georgia Department of Banking and Finance under the Bank Holding Company Act of 1956, as amended, and the Georgia Bank Holding Company Act. We are subject to the supervision, examination and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve, and the Georgia Bank Holding Company Act and the regulations of the Georgia Department of Banking and Finance.

      The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

•	it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5% of the voting shares of the bank;

•	it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or

•	it may merge or consolidate with any other bank holding company.

      The Bank Holding Company Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States. In addition, the Federal Reserve will not approve a transaction the effect of which may be substantially to lessen competition or to tend to create a monopoly, or that in any other manner would be in restraint of trade. However, such transactions may be approved in the event the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the communities to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks involved and the convenience and needs of the communities to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues generally focuses on the parties’ performance under the Community Reinvestment Act of 1977.

      The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 facilitates interstate branching and permits the establishment of agency relationships across state lines. The Interstate Banking Act also permits bank holding companies to acquire banks in any state without regard to whether the transaction is prohibited under the laws of such state, subject to certain state provisions, including minimum age requirements of banks that are the target of the acquisition. The minimum age of local banks subject to interstate acquisition is five years.

      In response to the Interstate Banking Act, the Georgia General Assembly adopted the Georgia Interstate Banking Act, which provides that:

•	interstate acquisitions by institutions located in Georgia will be permitted in states which also allow interstate acquisitions; and

•	interstate acquisitions of institutions located in Georgia will be permitted by institutions located in states which allow interstate acquisitions.

      Additionally, in 1996, the Georgia General Assembly adopted the Georgia Interstate Branching Act which permits Georgia-based banks and bank holding companies owning banks outside of Georgia and all non-Georgia banks and bank holding companies owning banks in Georgia the right to merge any bank into an interstate branch network. The Georgia Interstate Branching Act also allows banks to establish de novo branches on an unlimited basis throughout Georgia, subject to the prior approval of the Georgia Department of Banking and Finance.

      Except as amended by the Gramm-Leach-Bliley Act of 1999 discussed below, the Bank Holding Company Act generally prohibits a bank holding company from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries. Bank holding companies are also generally prohibited from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Activities determined by the Federal Reserve to fall within this category include acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling certain types of credit insurance, and performing certain insurance underwriting activities. The BHC Act does not place territorial limitations on permissible non-banking activities of bank holding companies. The Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any non-banking activity when it has reasonable cause to believe that continuation of such activity constitutes a serious risk to the safety and soundness of any bank subsidiary of that bank holding company.

Integrity Bank

      Integrity Bank is incorporated under the laws of the State of Georgia and is subject to examination by the Georgia Department of Banking and Finance. The Georgia Department regulates all areas of the Bank’s commercial banking operations, including, without limitation, loans, deposits, reserves, mergers, reorganizations, issuance of securities, payment of dividends, and the establishment of branches.

      The Bank is also a member of the Federal Deposit Insurance Corporation, and as such, the FDIC, to the maximum extent provided by law, insures its deposits. The Bank is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations. The FDIC and the Georgia Department of Banking and Finance regularly examine the operations of the Bank and have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

Gramm-Leach-Bliley Act of 1999

      On November 12, 1999, the President signed into law the Gramm-Leach-Bliley Act of 1999, which breaks down many of the barriers to affiliations among banks and securities firms, insurance companies, and other financial service providers. This new law provides financial organizations with the flexibility to structure new affiliations through a holding company structure or a financial subsidiary. As a result, the number and type of entities competing with us in our markets could increase. It is too early to determine what effect, if any, this new law will have on us.

      The Gramm-Leach-Bliley Act also covers various topics such as insurance, unitary thrifts, privacy protection provisions for customers of financial institutions, the Federal Home Loan Bank system’s modernization, automatic teller machine reform, the Community Reinvestment Act and certain changes related to the securities industry.

      The legislation amends the Bank Holding Company Act to clarify that a bank holding company may hold shares of any company that the Federal Reserve has determined to be engaged in activities that were sufficiently closely related to banking. This act also amends the Bank Holding Company Act to establish a new type of bank holding company — the “financial holding company.” Financial holding companies have the authority to engage in financial activities in which other bank holding companies may not engage. Financial holding companies may also affiliate with companies that are engaged in financial activities. These financial activities include activities that are:

•	financial in nature;

•	incidental to an activity that is financial in nature; or

•	complimentary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system in general.

      The Federal Reserve and the Secretary of the Treasury may determine which activities meet these standards. However, the Gramm-Leach-Bliley Act explicitly lists certain activities as being financial in nature. For example, some of these activities are:

•	lending, exchanging, transferring or investing for others;

•	safeguarding money or securities;

•	insuring, guaranteeing, or indemnifying against loss, harm, damage, illness, disability, or death, or providing and issuing annuities, and acting as principal, agent, or broker for these purposes in any state;

•	providing financial, investment or economic advice;

•	issuing or selling interests in pools of assets that a bank could hold directly;

•	underwriting, dealing in or making markets in securities; and

•	engaging within the United States in any activity that a bank holding company could engage in outside of the United States, if the Federal Reserve has found that the activity was usual in connection with banking or other financial operations internationally.

      The Gramm-Leach-Bliley Act also directs the Federal Reserve to adopt a regulation or order defining certain additional activities as financial in nature, to the extent that they are consistent with that act. These include:

•	lending, exchanging, transferring or investing for others or safeguarding financial assets other than money or securities;

•	providing any device or other instrumentality for transferring financial assets; and

•	arranging, effecting or facilitating financial transactions for third parties.

      Not all bank holding companies may become financial holding companies. A bank holding company must meet three requirements before becoming a financial holding company:

•	all of the bank holding company’s depository institution subsidiaries must be well capitalized;

•	all of the bank holding company’s depository institution subsidiaries must be well managed; and

•	the bank holding company must file with the Federal Reserve a declaration of its election to become a financial holding company, including a certification that its depository institution subsidiaries meet the prior two criteria.

      With only a few exceptions, in order to exercise the powers granted to them under the Gramm-Leach-Bliley Act, a financial holding company or insured depository institution also must meet the Community Reinvestment Act’s requirements. If any insured depository institution did not receive a Community Reinvestment Act rating of at least “satisfactory” at its most recent examination, the regulatory agencies are to prevent the insured depository institution or financial holding company from exercising the new powers, either directly or through a subsidiary.

Payment of dividends

      Integrity Bancshares, Inc. is a legal entity separate and distinct from our banking subsidiary. Our principal source of cash flow, including cash flow to pay dividends to our shareholders, is dividends from Integrity Bank. There are statutory and regulatory limitations on the payment of dividends by Integrity Bank, as well as by us to our shareholders.

      If, in the opinion of the federal banking regulators, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such authority may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See “Prompt Corrective Action.” Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

      In addition, the Georgia Financial Institutions Code and the regulations of the Georgia Department of Banking and Finance provide:

•	that dividends of cash or property may be paid only out of the retained earnings of the bank;

•	that dividends may not be paid if the bank’s paid-in capital and retained earnings which are set aside for dividend payment and other distributions do not, in combination, equal at least 20% of the bank’s capital stock; and

•	that dividends may not be paid without prior approval of the Georgia Department of Banking and Finance if:

•	the bank’s total classified assets exceed 80% of its equity capital;

•	the aggregate amount of dividends to be declared exceeds 50% of the bank’s net profits after taxes but before dividends for the previous calendar year; or

•	the ratio of equity capital to total adjusted assets is less than 6%.

      Applying these dividend restrictions, and without prior approval of the Georgia Department of Banking and Finance, as of December 31, 2002, Integrity Bank could not pay a dividend to us. This is due to the fact that the bank had a net loss for the previous calendar year, which was the first full year of operation. Our ability to pay dividends may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

Capital adequacy

      We are required to comply with the capital adequacy standards established by the Federal Reserve, and the Federal Deposit Insurance Corporation in the case of Integrity Bank. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

      The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid, low-risk assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

      The minimum guideline for the ratio of total capital to risk-weighted assets is 8.0%. At least half of total capital must be comprised of Tier 1 Capital, which is common stock, undivided profits, minority interests in the equity accounts of consolidated subsidiaries and non-cumulative perpetual preferred stock, less goodwill and certain other intangible assets. The remainder may consist of Tier 2 Capital, which is subordinated debt, other preferred stock and a limited amount of loan loss reserves. As of September 30, 2003, Integrity Bank’s total risk-based capital ratio and its Tier 1 risk-based capital ratio were 11.42% and 8.84%, respectively.

      In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3.0% for bank holding companies that meet specified criteria. All other bank holding companies generally are required to maintain a leverage ratio of at least 3%, plus an additional cushion of 100 to 200 basis points. Integrity Bank’s leverage ratio as of September 30, 2003 was 8.49%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a “tangible Tier 1 Capital leverage ratio” and other indicia of capital strength in evaluating proposals for expansion or new activities.

      The company has obtained a $6,000,000 line of credit with a correspondent bank. This line of credit can be accessed as needed for liquidity and subsidiary capital needs. To obtain regulatory approval for the line of credit, the company is required by the Federal Reserve Bank of Atlanta to maintain a “well-capitalized” status on a consolidated basis as well as for its subsidiary bank until November 1, 2005. The capital ratios required for a well-capitalized status are: (i) Total Capital of 10.0% or greater, (ii) Tier I Capital of 6.0% or greater, and (iii) a Leverage Capital Ratio of 5.0% or greater. The company exceeded all of the required ratios as of September 30, 2003.

      On December 17, 2003 we raised $6 million through the issuance of trust preferred securities. These securities have a 30-year maturity, are callable without penalty after five years, and pay a floating rate based on three-month LIBOR plus 285 basis points. The principal balance of these securities is includable in toward tier one capital. These proceeds were used to pay off and cancel the $2 million balance on the line of credit described above and to pay off $4 million of subordinated debentures that were issued by Integrity Bank in September 2003.

      Integrity Bank is subject to risk-based and leverage capital requirements adopted by the Federal Deposit Insurance Corporation, which are substantially similar to those adopted by the Federal Reserve for bank holding companies. The Bank was in compliance with applicable minimum capital requirements as of September 30, 2003. In addition, the Bank and Holding Company continue to be subject to the higher capital requirements previously discussed above regarding the $6.0 million line of credit because the issuance of the Trust Preferred Securities and subordinated debentures simply traded one type of debt for another kind. The Bank was in compliance with the required minimum capital requirements as of September 30, 2003 and must maintain this “well-capitalized” position for the Bank and on a consolidated basis until November, 2005.

      Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the Federal Deposit Insurance Corporation, a prohibition on the taking of brokered deposits, and certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See “Prompt Corrective Action.”

      The federal bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. In this regard, the Federal Reserve and the Federal Deposit Insurance Corporation have recently adopted regulations requiring regulators to consider interest rate risk in the evaluation of a bank’s capital adequacy. The bank regulatory agencies have recently established a methodology for evaluating interest rate risk which sets forth guidelines for banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures.

      In addition to the capital standards imposed by federal banking regulators, the Georgia Department of Banking and Finance imposed a requirement for Integrity Bank to maintain a leverage ratio of not less than 8.0% during the first three years of the Bank’s operation. Following the expiration of this initial period, Integrity Bank will become subject to a 6.0% primary capital ratio. Such standard is calculated as the ratio of total equity to total assets, each as adjusted for unrealized gains and losses on securities and allowance for loan losses.

Support of subsidiary institution

      Under Federal Reserve policy, we are expected to act as a source of financial strength for, and to commit resources to support, Integrity Bank. This support may be required at times when, absent such Federal Reserve policy, we may not be inclined to provide such support. In addition, any capital loans by a bank holding company to its banking subsidiary are subordinate in right of payment to deposits and to certain other indebtedness of such bank. In the event of a bank holding company’s bankruptcy, any commitment by a bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Prompt corrective action

      The Federal Deposit Insurance Corporation Improvement Act of 1991 was enacted in large measure to improve the supervision and examination of insured depository institutions in an effort to reduce the number of bank failures and the resulting demands on the deposit insurance system. This law establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and are required to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories. The severity of such actions depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator is required to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

      Under the regulations, an FDIC-insured bank will be:

•	“well capitalized” if it has a total capital ratio of 10.0% or greater, a tier 1 capital ratio of 6.0% or greater and a leverage ratio of 5.0% or greater and is not subject to any order or written directive by the appropriate regulatory authority to meet and maintain a specific capital level for any capital measure;

•	“adequately capitalized” if it has a total capital ratio of 8.0% or greater, a tier 1 capital ratio of 4.0% or greater and a leverage ratio of 4.0% or greater (3.0% in certain circumstances) and is not “well capitalized”;

•	“undercapitalized” if it has a total capital ratio of less than 8.0%, a tier 1 capital ratio of less than 4.0% or a leverage ratio of less than 4.0% (3.0% in certain circumstances);

•	“significantly undercapitalized” if it has a total capital ratio of less than 6.0%, a tier 1 capital ratio of less than 3.0% or a leverage ratio of less than 3.0%; and

•	“critically undercapitalized” if its tangible equity is equal to or less than 2.0% of average quarterly tangible assets.

      A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating in any one of four categories. As a depository institution moves downward through the capitalization categories, the degree of regulatory scrutiny will increase and the permitted activities of the institution will decrease.

      An FDIC-insured bank is generally prohibited from making any capital distribution, including dividend payments, or paying any management fee to its holding company if the bank would thereafter be “undercapitalized”. “Undercapitalized” banks are subject to growth limitations and are required to submit a capital restoration plan. The federal regulators may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the bank’s capital. In addition, for a capital restoration plan to be acceptable, the bank’s parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent company is limited to the lesser of an amount equal to 5.0% of the bank’s total assets at the time it became “undercapitalized” and the amount necessary to bring the institution into compliance with all applicable capital standards. If a bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized”. “Significantly undercapitalized” institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become “adequately capitalized”, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. “Critically undercapitalized” institutions are subject to the appointment of a receiver or conservator. A bank that is not “well capitalized” is subject to certain limitations relating to so-called “brokered” deposits.

      As of September 30, 2003, Integrity Bank had the requisite capital levels to qualify as “well capitalized.”

FDIC insurance assessments

      The Federal Deposit Insurance Corporation has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The risk-based assessment system assigns an institution to one of three capital categories: well capitalized, adequately capitalized or undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on an evaluation provided to the FDIC by the institution’s primary federal regulator and information which the FDIC determines to be relevant to the risk posed to the deposit insurance funds. An institution’s insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. The combination of capital groups and supervisory subgroups results in nine assessment risk classifications to which different assessment rates are applied.

      The FDIC may terminate the insurance of the deposits of Integrity Bank upon a finding that the bank has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order or condition the FDIC has imposed.

Safety and soundness standards

      The federal bank regulatory agencies have adopted a set of guidelines prescribing safety and soundness standards. The guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal shareholder. In addition, the agencies adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If an institution fails to submit or implement such a plan, the agency must issue an order directing action to correct the deficiency and may require other actions of the types to which an undercapitalized institution is subject under the “prompt corrective action” provisions described above. If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties.

Community Reinvestment Act

      The Community Reinvestment Act requires federal bank regulatory agencies to encourage financial institutions to meet the credit needs of low- and moderate-income borrowers in their local communities. An institution’s size and business strategy determines the type of examination that it will receive. Large, retail-oriented institutions will be examined using a performance-based lending, investment and service test. Small institutions will be examined using a streamlined approach. All institutions may opt to be evaluated under a strategic plan formulated with community input and pre-approved by the bank regulatory agency.

      Community Reinvestment Act regulations provide for certain disclosure obligations. Each institution must post a notice advising the public of its right to comment to the institution and its regulator on the institution’s Community Reinvestment Act performance and to review the institution’s Community Reinvestment Act public file. Each lending institution must maintain for public inspection a public file that includes a listing of branch locations and services, a summary of lending activity, a map of its communities and any written comments from the public on its performance in meeting community credit needs. The

Community Reinvestment Act requires public disclosure of a financial institution’s written Community Reinvestment Act evaluations. This promotes enforcement of Community Reinvestment Act requirements by providing the public with the status of a particular institution’s community reinvestment record.

      The recently enacted Gramm-Leach-Bliley Act makes various changes to the CRA. Among other changes, CRA agreements with private parties must be disclosed and annual CRA reports must be made to a bank’s primary federal regulator. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under this Act may be commenced by a holding company if any of its bank subsidiaries received less than a “satisfactory” CRA rating in its latest CRA examination.

USA PATRIOT Act

      On October 26, 2001 the President signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001. Under the USA PATRIOT Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and “know your customer” standards in their dealings with foreign financial institutions and foreign customers. For example, the enhanced due diligence policies, procedures and controls generally require financial institutions to take reasonable steps:

•	to conduct enhanced scrutiny of account relationships to guard against money laundering and report any suspicious transaction; and

•	to ascertain the identify of the nominal and beneficial owners of, and the source of funds deposited into, each account as needed to guard against money laundering and report any suspicious transactions.

      Under the USA PATRIOT Act, financial institutions must establish anti-money laundering programs. The USA PATRIOT Act sets forth minimum standards for these programs, including:

•	the development of internal policies, procedures and controls;

•	the designation of a compliance officer;

•	an ongoing employee training program; and

•	an independent audit function to test the programs.

      Under the authority of the USA PATRIOT Act, the Secretary of the Treasury adopted rules on September 26, 2002 increasing the cooperation and information sharing between financial institutions, regulators and law enforcement authorities regarding individuals, entities and organizations engaged in, or reasonably suspected based on credible evidence of engaging in, terrorist acts or money laundering activities. Under the new rules, a financial institution is required to:

•	expeditiously search its records to determine whether it maintains or has maintained accounts, or engaged in transactions with individuals or entities, listed in a request submitted by the Financial Crimes Enforcement Network (“FinCEN”);

•	notify FinCEN if an account or transaction is identified;

•	designate a contact person to receive information requests;

•	limit use of information provided by FinCEN to: (1) reporting to FinCEN, (2) determining whether to establish or maintain an account or engage in a transaction and (3) assisting the financial institution in complying with the Bank Secrecy Act; and

•	maintain adequate procedures to protect the security and confidentiality of FinCEN requests.

      Under the new rules, a financial institution may also share information regarding individuals, entities, organizations and countries for purposes of identifying and, where appropriate, reporting activities that it suspects may involve possible terrorist activity or money laundering. Such information-sharing is protected under a safe harbor if the financial institution:

•	notifies FinCEN of its intention to share information, even when sharing with an affiliated financial institution;

•	takes reasonable steps to verify that, prior to sharing, the financial institution or association of financial institutions with which it intends to share information has submitted a notice to FinCEN;

•	limits the use of shared information to identifying and reporting on money laundering or terrorist activities, determining whether to establish or maintain an account or engage in a transaction, or assisting it in complying with the Bank Security Act; and

•	maintains adequate procedures to protect the security and confidentiality of the information.

      Any financial institution complying with these rules will not be deemed to have violated the privacy requirements discussed above.

      New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation’s financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Management

      The following table and text gives certain information about the current members of the boards of directors of Integrity Bancshares, Inc. and Integrity Bank and the senior and executive officers of both institutions, including their ages as of September 30, 2003, the positions they hold, and their principal employment for the past five years. Except for Alan K. Arnold, Joseph J. Ernest and Robert S. Wholey, each of our directors has served as a director since our incorporation in 1999. Mr. Wholey became a director in 2001 and Messrs. Arnold and Ernest became directors in 2003.

Name	Age	Positions Held

Alan K. Arnold	48	Director of both institutions
Douglas G. Ballard II	33	Senior Vice President of Integrity Bank
James E. Bridges	56	Director of both institutions
Clinton M. Day	44	Director of both institutions
Joseph J. Ernest	58	Director of both institutions
Rita B. Gray	53	Secretary of Integrity Bancshares, Inc.; Senior Vice President — Operations of Integrity Bank
Don C. Hartsfield	67	Director of both institutions
Jack S. Murphy	62	Director of both institutions
Richard H. Peden, Sr.	61	Director of both institutions
Charles J. Puckett	71	Director of both institutions
Gerald O. Reynolds	49	Director of both institutions
Jeff L. Sanders	39	Senior Vice President — Finance of both institutions
Robert F. Skeen, III	34	Executive Vice President and Senior Lender of Integrity Bank
Steven M. Skow	56	Director of both institutions; President and CEO of both institutions
Robert S. Wholey	53	Director of Integrity Bancshares, Inc.

      Alan K. Arnold — Mr. Arnold has served as President and CEO of Wade Ford Automotive since 1978. He has recently sold his three Ford dealerships. His term as director will expire in 2006.

      Douglas G. Ballard II — Mr. Ballard has 10 years of banking experience. He joined the bank in October, 2000 as Senior Vice President and is currently the President of the Roswell Financial Center. He was previously employed at BB&T in Alpharetta as Senior Vice-President/Commercial Lending from November, 1997.

      James E. Bridges — Mr. Bridges has since 1975 served as the President of JEBCO Ventures, Inc., a real estate developing firm. His term as director will expire in 2006.

      Clinton M. Day — Mr. Day has for over 15 years served as the President of Del South Restaurants, Inc., an investment properties firm. He also holds interests in several real estate investment companies and is a Vice President of DCR, Inc. His term as director will expire in 2006.

      Joseph J. Ernest — Mr. Ernest has served as CEO of Earnest Communications, Inc., a telecommunications firm, since 1997. His term as director will expire in 2006.

      Rita B. Gray — Ms. Gray has 34 years of banking experience, all in North Georgia. She has served as Chief Financial Officer for four banks. Prior to joining the Bank in May 2001 she served as Senior Vice President and Chief Financial Officer of Southern Heritage Bank in Oakwood, Georgia, a position she held since September 2000. From 1988 through 2000 Ms. Gray served as SVP/CFO of North Georgia National Bank in Calhoun. For five months during 2000 Ms. Gray worked for a group of organizers for a bank in Buford. The proposed bank never opened.

      Don C. Hartsfield — Mr. Hartsfield currently serves as the President of DCH, Inc. (since 1994), D.H. Lands, Inc. (since 1992), Georgia 400 Office Park, Inc. (since 1997), The Commerce Co. (since 1994), Overlook Associates, Inc. (since 1986), and Top-Spin, Inc. (since 1999), all of which are involved in various real estate development projects. His term as director will expire in 2004.

      Jack S. Murphy — Mr. Murphy is President and CEO of Lanier Athletic Center, a position he has held since 1997. Prior to that Mr. Murphy spent more than 30 years in the pest exterminating business. His term as director will expire in 2004.

      Richard H. Peden, Sr. — Mr. Peden has since 1968 been the owner and President of U.S. General Construction, a construction company. His term as director will expire in 2004.

      Charles J. Puckett — Mr. Puckett has been retired since he sold People’s Dodge, a car dealership, in 1998. He had owned the dealership since 1988. He also serves as a Director for United Community Bank of Carrollton, Georgia. His term as director will expire in 2005.

      Gerald O. Reynolds — Mr. Reynolds has since 1990 served as the Chairman and Chief Executive Officer of The Ad Shop, Inc., an advertising agency. His term as director will expire in 2005.

      Jeff L. Sanders — Mr. Sanders joined the bank in August, 2003. He is a Certified Public Accountant and has 12 years banking experience. He was previously the Senior Vice President — CFO of the Bank of Hiawassee in Hiawassee, Georgia, a position he held from March, 1999. Prior to that, he served as Controller at Community First Bank in Carrollton, Georgia, a publicly traded bank, since 1992.

      Robert F. Skeen, III — Mr. Skeen has 12 years of banking experience. He joined the Bank in January 2002. Prior to that Mr. Skeen served for two years as Senior Vice President of Colonial Bank in Atlanta. Before joining Colonial Bank Mr. Skeen served as Vice President for GB&T Bancshares, Inc. Mr. Skeen has held management level lending positions since 1991. He is a 1999 graduate of Louisiana State University’s Graduate School of Banking.

      Steven M. Skow — Mr. Skow has 34 years of banking experience, with the last 26 years as President and Chief Executive Officer of high performing banks. Prior to joining the organizational team for Integrity Bank in June of 1999, Mr. Skow had served as an independent bank consultant since October of 1997. Mr. Skow served as the President and Chief Executive Officer of First National Bank & Trust Co. in Williston, North Dakota from January 1991 until October 1997. His term as director will expire in 2005.

      Robert S. Wholey — Mr. Wholey currently serves as President of Central Financial Corporation, a multi-bank holding company headquartered in Hutchinson, Kansas. He has held this position since June 2000. From 1978 through June 2000 Mr. Wholey was with GRA, Thompson, White & Company as Managing Director/CPA. His term as director will expire in 2005.

Committees of the boards of directors

      Our board of directors has two established committees: the Executive/Nominating Committee and the Audit/Compliance Committee. The Executive/Nominating Committee consists of Clinton Day (Chairman), Richard Peden, Charles Puckett, and Steven Skow. The Audit/Compliance Committee consists of Charles Puckett (Chairman), Gerald O. Reynolds, Alan Arnold, and Jack Murphy.

      The Bank’s Board of Directors also has an Executive/Nominating Committee and an Audit/Compliance Committee, which consist of the same members as those with the Company’s corresponding committees.

      The Bank’s Board of Directors also has a Loan Committee, an Asset/Liability Committee, and a Branch Building Committee. The Loan Committee consists of Don Hartsfield (Chairman), Clinton Day, Gerald Reynolds, Jack Murphy, Alan Arnold, Joe Earnest, and Steve Skow. The Asset/Liability Committee consists of Steven Skow (Chairman), James Bridges, Jeff Sanders, Rita Gray and Robert Skeen. The Branch Building Committee consists of Clinton Day, Steven Skow, James Bridges and Richard Peden.

Executive compensation

      The following table provides information with respect to the annual compensation for services in all capacities for 2003, 2002 and 2001 for our Chief Executive Officer, our Executive Vice-President, and our Senior Vice-Presidents who qualify as executive officers. No other officer earned more than $100,000 in 2003.

					Long-Term
					Compensation

		Annual		Other	Securities
		Compensation(1)		Annual	Underlying	All Other
				Compen-	Options	Compen-
Name and Principal Position	Year	Salary(2)	Bonus	sation(3)	Granted	sation

Steven M. Skow	2003	$215,540	—	$8,000	152,208(4)	—
President and Chief	2002	163,276	—	—	—	—
Executive Officer	2001	161,784	—	—	—	—
Robert E. Skeen III	2003	179,767	—	—	39,000	—
Exec. Vice-President	2002	156,245	—	—	—	—
& Senior Lender	2001	—	—	—	—	—
Douglas G. Ballard II	2003	156,020	—	—	33,000	—
Senior Vice-President	2002	134,258	—	—	—	—
	2001	116,757	—	—	—	—
Rita B. Gray	2003	113,911	—	4,000	36,000	—
Senior Vice-President —	2002	100,453	—	—	—	—
Operations	2001	60,322	—	—	—	—

(1)	In accordance with the rules of the Securities and Exchange Commission, the compensation set forth in the table does not include medical, group life insurance or other benefits that are available to all salaried employees and certain perquisites and other benefits, securities or property that do not exceed the lesser of $50,000 or 10% of the officer’s salary and bonus shown in the table.

(2)	Includes deferred compensation made at the individual’s election pursuant to our 401(k) plan.

(3)	Includes board fees for Mr. Skow and fees paid to Ms. Gray for her service as Secretary of our company.

(4)	The number of options listed includes 15,000 options that were granted to Mr. Skow pursuant to our 2003 Directors Stock Option Plan and 137,208 options that were granted to Mr. Skow pursuant to our 2003 Stock Option Plan. In January 2003 Mr. Skow was granted an option to purchase five percent (5%) of our total outstanding common stock on the date of exercise under our 2003 Stock Option Plan. The listed number of securities underlying options granted under the 2003 Stock Option Plan (i.e., 137,208) is based on the number of our outstanding shares on December 31, 2003.

      No stock options were granted prior to 2003. The following table sets forth all individual grants of stock options during 2003 to our Chief Executive Officer, our Executive Vice-President, and our Senior Vice-Presidents identified in the compensation table above.

Option grants in last fiscal year

	Number of	Percent of Total
	Securities	Options Granted	Exercise
	Underlying	to Employees in	Price per
Name	Options Granted(1)	Fiscal Year	Share	Expiration Date

Steven M. Skow(2)	137,208	55.9%	$7.33	January 22, 2013
President and Chief	15,000	N/A	$7.33	February 26, 2013
Executive Officer
Robert E. Skeen III(3)	39,000	15.9%	$7.33	January 22, 2013
Exec. Vice-President & Senior Lender
Rita B. Gray(3)	36,000	14.7%	$7.33	January 22, 2013
Senior Vice-President — Operations
Douglas G. Ballard II(3)	33,000	13.5%	$7.33	January 22, 2013
Senior Vice-President

(1)	The options will become fully vested and exercisable in the event of a “change in control” transaction. A “change in control” transaction is generally defined to include: (i) the acquisition of another person of more than twenty-five percent of the total combined voting power of the Company’s outstanding common stock; (ii) a change in the composition of a majority of the Board of Directors (changes that were approved by the existing directors or their approved successors are not considered); (iii) a merger or consolidation in which we are not the surviving entity; or (iv) the sale, transfer or disposition of substantially all of our assets.

(2)	On January 23, 2003 Mr. Skow was granted an option to purchase five percent of our total outstanding common stock on the date of exercise under our 2003 Stock Option Plan. The number of securities underlying options granted that is listed is based on the number of our outstanding shares at December 31, 2003. 107,149 options (equal to five percent of our outstanding shares on the date of grant) were incentive stock options and were granted at an exercise price of not less than fair market value on the date of grant, as determined by the Board of Directors. The remaining options are non-qualified options. 13,635 of these options vested immediately and an additional 13,635 options vest on each subsequent anniversary of the grant date with all remaining options vesting on the ninth anniversary of the grant date. Mr. Skow also serves as a director of our company. The 15,000 options that are listed on the second line were issued under our 2003 Directors Stock Option Plan.

(3)	Options granted were incentive options and were granted on January 23, 2003 at an exercise price of not less than fair market value on the date of grant, as determined by the Board of Directors. The options vest and become exercisable in three equal annual installments beginning with one-third vesting immediately, one-third on the first anniversary of the date of grant, and the final one-third on the second anniversary of the date of grant.

      The following table provides information regarding options exercised and exercisable and unexercisable stock options held as of December 31, 2003, by our Chief Executive Officer, Executive Vice-President, and Senior Vice-Presidents identified in the compensation table above.

Aggregate/year-end option values

Number of Securities
	Underlying	Value of Unexercised
	Unexercised Options Granted	In-the-money Options at
	at December 31, 2003(1)	December 31, 2003(1)
Name	Exercisable/Unexercisable	Exercisable/Unexercisable

Steven M. Skow(2)	28,635/123,573	$190,995/$824,232
President and Chief
Executive Officer
Robert E. Skeen III(3)	13,000/26,000	$86,710/$173,420
Exec. Vice-President &
Senior Lender
Rita B. Gray(3)	12,000/24,000	$80,040/$160,080
Senior Vice-President — Operations
Douglas G. Ballard II(3)	11,000/22,000	$73,370/$146,740
Senior Vice-President

(1)	There was only a thinly traded public market for our common stock as of December 31, 2003. Accordingly, these values have been calculated by determining the difference between the estimated fair market value of our common stock underlying the option as of December 31, 2003 ($14.00 per share based on reported trading) and the exercise price per share payable upon exercise of such options ($7.33 per share). In determining the fair market value of our common stock, our Board of Directors considered various factors, including then-current information regarding our financial condition and business prospects.

(2)	See footnote 2 to the table listing option grants in the last fiscal year for a description of Mr. Skow’s option holdings.

(3)	See footnote 3 to the table listing option grants in the last fiscal year for a description of these options.

Employment agreement with Steven M. Skow

      On January 23, 2003 we entered into an employment agreement with Steven M. Skow whereby Mr. Skow was employed as our President and Chief Executive Officer. The agreement has an initial term of five years and is automatically extended for an additional year on the initial termination date and each anniversary thereafter unless either party gives the other 90 days prior written notice.

      Mr. Skow’s initial annual base salary is $160,000. He is entitled to receive annually an increase in salary as may be determined by our board of directors. In addition to his salary, Mr. Skow is eligible for such incentives and performance bonuses as may be authorized by the board of directors in its sole discretion. Mr. Skow was also granted stock options to acquire 5% of our total outstanding common stock on the date of exercise at an exercise price per share of $7.33. These options vest over a nine-year period and expire upon the earlier of (i) January 22, 2013 or (ii) three months after the termination of Mr. Skow’s employment. The vesting period accelerates in the case of a change in control transaction.

      If the Bank terminates Mr. Skow’s employment other than “for cause” or if Mr. Skow terminates the agreement for “good reason”, then Mr. Skow will be entitled to severance pay equal to one year’s total compensation plus one month’s pay for each year of employment for up to 12 years, so that the maximum severance paid will be two years’ total compensation. “For cause” is defined to include, among other things, negligence or misconduct that constitutes as a matter of law a breach of Mr. Skow’s obligations or conduct that may be deemed by the board of directors to constitute moral turpitude. “Good reason” is defined to include, among other things, an adverse change in status or title or a reduction in base salary.

      If Mr. Skow’s employment is terminated after a change in control transaction (except for a “for cause” termination), Mr. Skow will be entitled to receive his salary through the month of the termination and severance pay equal to three times his then existing base salary. This payment is in addition to other amounts owed to Mr. Skow pursuant to the agreement.

      The employment agreement contains restrictions on Mr. Skow’s ability to compete with Integrity Bank for a period of six months (one year if there termination is without cause) following the date of termination. He is also restricted on the disclosure and use of Integrity Bank’s confidential information and trade secrets. In addition, he is restricted in his ability to solicit Integrity Bank employees or customers with whom he had material contact during the 12-month period immediately preceding the termination of his employment.

Employment agreements with R.E. (Rob) Skeen, Rita Gray and Doug Ballard

      On January 23, 2003 Integrity Bank entered into employment agreements with the following employees: R.E. (Rob) Skeen, Executive Vice President — Loans; Rita Gray, Senior Vice President — Operations; and Doug Ballard, Senior Vice President — Loans. The agreements have initial terms of three years and are automatically extended for an additional year on the initial termination date and each anniversary thereafter unless either party gives the other 30 days prior written notice.

      The initial base salaries for these employees are as follows: $125,000 for Mr. Skeen; $100,000 for Ms. Gray, and $115,000 for Mr. Ballard. Each is entitled to receive annually an increase in salary as may be determined by Integrity Bank’s Chief Executive Officer. In addition to their salaries, these employees are eligible for such incentives and performance bonuses as may be authorized by the board of directors and the Chief Executive Officer in their sole discretion. Mr. Skeen was granted stock options to acquire 39,000 shares of our common stock, Ms. Gray was granted stock options to acquire 36,000 shares of our common stock, and Mr. Ballard was granted stock options to acquire 33,000 shares of our common stock. These options have a per share exercise price of $7.33, vest over a two-year period (with one-third vesting immediately), and expire upon the earlier of (i) January 22, 2013 or (ii) three months after the termination of the employee’s employment with Integrity Bank. The vesting period accelerates in the case of a change in control transaction.

      If Integrity Bank terminates the employment other than “for cause” or if an employee terminates the agreement for “good reason”, then that employee will be entitled to severance pay equal to one month’s pay for each year employed by Integrity Bank with a maximum of two years. “For cause” and “good reason” have similar definitions as those provided in the employment agreement for Mr. Skow.

      If the employment is terminated after a change in control transaction (except for a “for cause” termination), the terminated employee will be entitled to receive his or her salary through the month of the termination and severance pay equal to one times his or her then existing base salary. This payment is in addition to other amounts owed to the employee pursuant to the agreements.

      The employment agreements contain restrictions on the ability of the employees to compete with the Bank for a period of six months (one year if there termination is without cause) following the date of termination. The employees are also restricted on the disclosure and use of Integrity Bank’s confidential information and trade secrets. In addition, the employees are restricted in their ability to solicit Integrity Bank employees or Integrity Bank customers with whom they had material contact during the 12-month period immediately preceding the termination of their employment.

2003 Directors stock option plan

      In February, 2003, our shareholders approved our 2003 Directors Stock Option Plan. The Directors Plan was intended to advance the interests of Integrity Bancshares, Inc. and its shareholders by providing to a voting member of our board of directors or to a former director who has been designated by the board of directors as an emeritus, non-voting advisor member of such board of directors a sense of proprietorship and personal involvement and to encourage directors and emeritus directors to remain with and devote their best efforts to the Bank.

      The Directors Plan authorized and reserved for issuance 195,000 shares of common stock. As of September 30, 2003 the Bank had granted options to purchase 165,000 shares of its common stock as allowed under the Directors Plan for an exercise price of $7.33 per share, which was determined to be the fair market value of our stock on the date of grant.

      Each option is evidenced by a 2003 Directors Stock Option Plan Stock Option Agreement between Integrity Bancshares, Inc. and the optionee. Options that were granted under the Directors Plan expire on a date which is 10 years from the date the options were granted.

      Options granted under the Directors Plan are exercisable in whole or in part, from time to time, before their termination, by paying the full option price in cash or in shares of our common stock previously held by the optionee or a combination thereof.

      If an optionee ceases to be a director or emeritus director, other than by reason of death or disability, all options held by such optionee shall be exercisable in full prior to the earlier of:

•	the original expiration date of such options; or

•	the date which is twelve months from the date that the optionee ceases to be a director or an emeritus director; provided that our board of directors in its discretion may extend this expiration date for an additional twelve months.

      Options will terminate on the date that is two years from the date that the optionee ceases to be a director or an emeritus director by reason of death or disability. If an optionee ceases to be a director or an emeritus director as a result of death or disability, all options held by such optionee will be exercisable in full prior to the earlier of:

•	the original expiration date of such options; or

•	the date which is two years from the date such optionee ceases to be a director or emeritus director by reason of death or disability.

In the event of death, such options will become exercisable by the executor or personal representative of the optionee’s estate or by any person who acquired the right to exercise such options by will or the laws of descent and distribution.

      No stock option granted under the Directors Plan is transferable other than by will or by the laws of descent and distribution.

      The total number of shares on which options may be granted under the Directors Plan and option rights (both as to the number of shares and the option price) will be appropriately adjusted for any increase or decrease in the number of outstanding shares of our common stock resulting from:

•	a stock split;

•	a payment of a stock dividend on our common stock;

•	a subdivision or combination of shares of our common stock;

•	a reclassification of our common stock; or

•	a merger or consolidation.

      Upon our dissolution or liquidation, each option granted under the Directors Plan will terminate. The grant of an option pursuant to the Directors Plan will not in any way affect our right or power to make adjustments, reclassifications or changes of its capital or business structure, or to merge or consolidate, or to dissolve or liquidate, or to sell or transfer all or any part of our business or assets.

2003 Stock Option Plan

      In January 2003 our board of directors approved the 2003 Stock Option Plan (the “Plan”). The Plan, which was subsequently approved by our shareholders, is intended to advance the interests of Integrity Bancshares, Inc. and its shareholders by providing selected employees a sense of proprietorship and personal involvement and to encourage employees to remain with and devote their best efforts to Integrity Bancshares, Inc. and Integrity Bank.

      The Plan authorizes the issuance of 450,000 shares of our common stock and is administered by the board of directors. The options may be incentive stock options or non-qualified options. The price at which a stock option is exercisable cannot be less than the fair market value of our common stock on the date of the grant as determined in good faith by our board of directors.

      Options granted under the Plan are exercisable in whole or in part, from time to time, before their termination, by paying the full option price in cash or in shares of our common stock previously held by the optionee or a combination thereof.

      Any option that is granted under the Plan will expire not later than the date that is ten years from the date the option is granted or such earlier date as will be set by the board of directors when an option is granted.

      Incentive stock options will not be granted to any individual pursuant to the Plan if the effect of such grant would be to permit such person to first exercise options, in any calendar year, for the purchase of shares having a fair market value in excess of $100,000 (determined at the time of the grant of the options). An optionee may exercise options for the purchase of shares valued in excess of $100,000 determined at the time of the grant of the options in a calendar year, but only if the right to exercise such options shall have first become available in prior calendar years.

      No optionee owning more than 10% of the combined voting power of all classes of our capital stock then outstanding may purchase our common stock pursuant to incentive stock options under the Plan for less than one hundred ten percent (110%) of its fair market value on the date of grant nor may any option granted to such a person be exercisable on a date later than five years from the date of grant.

      The total number of shares on which options may be granted under the Plan and option rights (both as to the number of shares and the option price) will be appropriately adjusted for any increase or decrease in the number of outstanding shares of our common stock resulting from:

•	a stock split;

•	a payment of a stock dividend on our common stock;

•	a subdivision or combination of shares of our common stock;

•	a reclassification of our common stock; or

•	a merger or consolidation.

      Upon our dissolution or liquidation, each option granted under the Plan will terminate. The grant of an option pursuant to the Plan will not in any way affect our right or power to make adjustments, reclassifications, or changes of its capital or business structure, or to merge or consolidate, or to dissolve or liquidate, or to sell or transfer all or any part of our business or assets.

      Our board of directors has the right at any time to amend or terminate the Plan. The Plan will terminate on the date that is ten years after the date on which the Plan was adopted, or January 22, 2013. However, no amendments may be made to the Plan without the approval of our shareholders (except for amendments resulting from changes in our capitalization) which:

•	increase the total number of shares for which options may be granted under the Plan;

•	change the minimum purchase price for the options;

•	affect any outstanding option or any unexercised right thereunder;

•	extend the option period; or

•	extend the termination date of the Plan.

Compensation of directors

      In May, 2003 our directors began to receive $500 per month as a fee for their service on the board of directors of Integrity Bancshares, Inc., and $1,000 per month as a fee for their service on Integrity Bank’s board of directors. Prior to May, 2003, our directors received no fees, bonuses or payments for their service on the board of directors. Additionally, each director has been granted 15,000 options to purchase common stock under our 2003 Directors Stock Option Plan. Each option entitles the holder to purchase one share of our common stock at $7.33 per share.

Security ownership of certain beneficial owners and management

      The following table sets forth the beneficial ownership of our common stock as of December 31, 2003, by each director, our Chief Executive Officer, Executive Vice President, our Senior Vice Presidents listed in the summary compensation table on page 51, and all of the named directors and executive officers as a group. It also includes information with respect to Lou Dobbs, who beneficially owns more than 5% of our common stock but is not otherwise affiliated with us. Except as disclosed below, we know of no person who beneficially owns more than 5% of our common stock.

	Number of Shares of
	Common Stock
	Beneficially Owned
Name and Address of Beneficial Owner	(1)		Percentage

Clinton M. Day, Chairman	284,075	(2)	10.30%
4725 Peachtree Corners Circle, Suite 300
Norcross, GA 30092
Steven M. Skow, Director/CEO	58,020	(3)	2.08%
11140 State Bridge Road
Alpharetta, GA 30022
Alan K. Arnold, Director	41,356	(4)	1.50%
9340 Colonnade Trail
Alpharetta, GA 30022
James E. Bridges, Director	75,000	(4)	2.72%
11130 State Bridge Rd., Suite D-201
Alpharetta, GA 30022
Joseph J. Ernest, Director	41,356	(4)	1.50%
5275 Triangle Pkwy., Suite 150
Norcross, GA 30092
Don C. Hartsfield, Director	80,375	(4)	2.91%
106 Colony Park Drive
Cumming, GA 30040
Jack S. Murphy, Director	107,250	(4)	3.89%
655 Atlanta Rd., Suite 610
Cumming, GA 30040
Richard H. Peden, Sr., Director	146,073	(4)	5.29%
11245 Old Roswell Rd.
Alpharetta, GA 30004

	Number of Shares of
	Common Stock
	Beneficially Owned
Name and Address of Beneficial Owner	(1)		Percentage

Charles J. Puckett, Director	241,050	(4)	8.74%
P.O. Box 1550
Carrollton, GA 30112
Gerald O. Reynolds, Director	42,863	(4)	1.55%
95 Old Stratton Chase
Atlanta, GA 30328
Robert S. Wholey, Director	55,192	(4)	2.00%
4801 Town Center Drive
Leawood, KS 66211
Robert E. Skeen III, EVP & Senior Lender	27,320	(5)	0.99%
555 Ambergate Ct.
Roswell, GA 30076
Douglas G. Ballard II, SVP	22,765	(6)	0.83%
1505 Spring Garden Way
Canton, GA 30115
Rita B. Gray, SVP — Operations	27,030	(7)	0.98%
3652 Avensong Village Circle
Alpharetta, GA 30004
Lou Dobbs	150,681		5.49%
74 Quarry Road
Sussex, NJ 74611
All current directors and executive officers as a group (14 persons)	1,249,725	(8)	41.54%

(1)	The information shown above is based upon information furnished by the named persons and based upon “beneficial ownership” concepts set forth in rules promulgated under the Exchange Act. Under such rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any security of which that person has the right to acquire beneficial ownership within 60 days. In accordance with SEC rules, percentages were calculated based on the amount of outstanding shares plus, for each such person or group, any shares that person or group has the right to acquire within 60 days through stock options.

(2)	Includes 6,780 shares held in trust for Mr. Day’s children and options to purchase 15,000 shares at $7.33/share.

(3)	Includes options to purchase 42,270 shares at $7.33/share.

(4)	Includes options to purchase 15,000 shares at $7.33/share.

(5)	Includes options to purchase 26,000 shares at $7.33/share.

(6)	Includes options to purchase 22,000 shares at $7.33/share.

(7)	Includes options to purchase 24,000 shares at $7.33/share.

(8)	Includes options to purchase 165,000 shares under the Directors Stock Option Plan and 99,270 shares under the 2003 Stock Option Plan.

Certain transactions

      Certain of our directors and executive officers, members of their families and companies or firms with which they are associated, were customers of and had banking transactions with Integrity Bank in the ordinary course of business during 2002, and such transactions are expected to continue in the future. All loans and commitments to loan included in these transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, did not involve more than a nominal risk of collectability or present other unfavorable features. None of the loans outstanding to our directors or officers, members of their families or companies or firms with which they are associated were non-performing as of September 30, 2003. Total loans outstanding to all our directors and executive officers, or affiliates of such persons (including members of the immediate families of such persons or companies in which such persons had a 10% or more beneficial interest), amounted to an aggregate of $5.4 million on September 30, 2003.

      During 2003 Integrity Bank purchased an office building from James E. Bridges, one of our directors, for $2.8 million. The building is located adjacent to our existing main office and will be used for future expansion. Also during 2003 Integrity Bank paid $819,000 to a company owned by Richard H. Peden, Sr., another of our directors, for construction relating to our Roswell branch, which opened in July 2003. A contract in the amount of $1,021,000 has been entered into with the company owned by Richard H. Peden, Sr. to build the Vinings Financial Center, which is scheduled to be completed in the Spring of 2004. We believe that these transactions were made on substantially the same terms (or more favorable terms for Integrity Bank) as those prevailing at the time for comparable transactions with unrelated third party providers.

Description of capital stock

General

      Our articles of incorporation authorize us to issue up to 10,000,000 shares of our common stock, which has no par value. We currently have 2,744,157 shares outstanding. After the offering, a maximum of 4,244,157 shares will be outstanding.

      All shares of our common stock will be entitled to share equally in dividends when, as and if our board of directors declares dividends, and on our liquidation or dissolution, whether voluntary or involuntary, to share equally in all of our assets available for distribution to our shareholders. We cannot assure that we will pay any cash dividends on our common stock in the near future. See “Dividend Policy.” Each holder of our common stock will be entitled to one vote for each share owned on all matters submitted to our shareholders. Holders of our common stock will not have any preemptive right to acquire authorized but unissued capital stock. There is no cumulative voting, redemption right, sinking fund provision or right of conversion with respect to our common stock. All shares of our common stock issued in accordance with the terms of this offering as described in this prospectus will be fully paid and non-assessable.

Shares held by affiliates

      All shares sold in this offering will be freely tradable without restriction or registration under the Securities Act of 1933, as amended, except for shares our officers and directors purchase. Our officers and directors are affiliates under the securities laws and, as a result, their shares will be subject to certain resale restrictions.

      An active public market for our common stock may not exist at any time after this offering. As a result, investors who may wish or who need to dispose of all or a part of their investment in our common stock may not be able to do so except in an illiquid market or by private direct negotiations with third parties, assuming that third parties are willing to purchase our common stock.

Certain provisions of our articles of incorporation and bylaws

Staggered terms for board of directors

      Our articles of incorporation provide that our board of directors will be divided into three classes: Class I, Class II and Class III. Each director in Class I will serve until the 2006 annual shareholders’ meeting, each director in Class II will serve until the 2004 annual shareholders’ meeting and each director in Class III will serve until the 2005 annual shareholders’ meeting. Upon expiration of these terms, the directors of each Class will be elected for terms of 3 years, to serve until the election and qualification of their successors or until their earlier resignation, death or removal from office. The members of each Class of directors are as follows:

Class I	Class II	Class III

James E. Bridges	Don C. Hartsfield	Charles J. Puckett
Clinton M. Day	Jack S. Murphy	Gerald O. Reynolds
Joseph J. Ernest	Richard H. Peden, Sr.	Steven M. Skow
Alan K. Arnold		Robert S. Wholey

Limitation of liability

      Article 9 of our articles of incorporation, subject to certain exceptions, eliminates the potential personal liability of a director for monetary damages to us and to our shareholders for breach of a duty as a director. There is no elimination of liability for:

•	a breach of duty involving appropriation of our business opportunities;

•	an act or omission not in good faith or involving intentional misconduct or a knowing violation of law;

•	a transaction from which the director receives an improper material tangible personal benefit; or

•	The types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code dealing with unlawful distributors of corporate assets to shareholders.

      Article 9 does not eliminate or limit our right or our shareholders’ right to seek injunctive or other equitable relief not involving monetary damages.

      We adopted certain provisions of the Georgia Business Corporation Code that allow Georgia corporations, with the approval of their shareholders, to include in their articles of incorporation a provision eliminating or limiting the liability of directors, except in the circumstances described above. We included these provisions to encourage qualified individuals to serve and remain as our directors. While we have not experienced any problems in locating directors, we could experience difficulty in the future as our business activities increase and diversify. We also included these provisions to enhance our ability to obtain liability insurance for our directors at a reasonable cost. While we have obtained liability insurance covering actions our directors take in their capacities as directors, our board of directors believes that the current directors’ liability insurance environment, and the environment for the foreseeable future, is characterized by increasing premiums, reduced coverage and an increasing risk of litigation and liability. Our board of directors believes that our limitation of directors’ liability will enable us to obtain such insurance in the future on terms more favorable than if such a provision were not included in our articles of incorporation.

Indemnification

      Our bylaws contain certain indemnification provisions that provide that our directors, officers, employees and agents will be indemnified against expenses they actually and reasonably incur if they are successful on the merits of a claim or proceeding.

      When a case or dispute is not determined ultimately on its merits, the indemnification provisions provide that we will indemnify directors when they meet the applicable standard of conduct. A director meets the applicable standard of conduct if the director acted in a manner he or she reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, if the director had no reasonable cause to believe his or her conduct was unlawful. Our board of directors, our shareholders or our independent legal counsel determines whether the applicable standard of conduct has been met in each specific case.

      Our bylaws also provide that the indemnification rights are not exclusive of other indemnification rights to which a director may be entitled under any bylaw, resolution or agreement, either specifically or in general terms approved by the affirmative vote of the holders of a majority of the shares entitled to vote. We can also provide for greater indemnification than that described in our bylaws if we choose to do so, subject to our shareholders’ approval. We may not, however, indemnify a director for liability arising out of circumstances that constitute exceptions to limitation of a director’s liability for monetary damages.

      The indemnification provisions of our bylaws specifically provide that we may purchase and maintain insurance on behalf of any director against any liability asserted against such person and incurred by him in any such capacity, whether or not we would have had the power to indemnify against such liability.

      We are not aware of any pending or threatened action, suit or proceeding involving any of our directors or officers for which such directors or officers may seek indemnification from us.

      We have been advised that in the opinion of the Securities and Exchange Commission, indemnification of directors, officers and controlling persons for violations of the Securities Act of 1933 is against public policy and is therefore unenforceable. In the event that a claim for indemnification against such liabilities other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Legal matters

      Miller & Martin LLP, Atlanta, Georgia will pass upon the validity of our common stock being offered by this prospectus.

Experts

      Our financial statements as of, and for the years ended, December 31, 2002 and December 31, 2001, set forth herein have been so included in reliance on the report of Mauldin & Jenkins, LLC, independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.

Where you can find additional information

      We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits. The registration statement may be examined at, and copies of the registration statement may be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission. The address of such site is http://www.sec.gov.

      As of the date of this prospectus we are a reporting company subject to the full informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to these requirements by filing periodic reports containing audited financial statements and with quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information. Our fiscal year is the calendar year.

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2003
(Unaudited)

ASSETS
Cash and due from banks	$3,106,990
Interest-bearing deposits in banks	221,040
Federal funds sold	11,927,000
Securities available-for-sale, at fair value	24,453,011
Restricted equity securities, at cost	350,000
Loans	207,901,908
Less allowance for loan losses	1,986,914

Loans, net	205,914,994

Premises and equipment	9,593,351
Other assets	1,316,829

Total assets	$256,883,215

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing	$7,707,788
Interest-bearing	217,071,251

Total deposits	224,779,039
Other borrowings	11,000,000
Other liabilities	1,444,500

Total liabilities	237,223,539

Commitments and contingencies
Stockholders’ equity
Common stock, no par value; 10,000,000 shares authorized; 2,744,157 shares issued and outstanding	18,929,520
Retained earnings	862,729
Accumulated other comprehensive loss	(132,573)

Total stockholders’ equity	19,659,676

Total liabilities and stockholders’ equity	$256,883,215

See Notes to Consolidated Financial Statements.

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME
THREE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
AND NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Interest income
Loans	$3,517,908	$1,605,224	$9,201,236	$3,972,025
Taxable securities	197,428	166,827	587,155	484,038
Deposits in banks	5,571	588	9,456	1,565
Federal funds sold	10,595	6,410	42,590	22,738

Total interest income	3,731,502	1,779,049	9,840,437	4,480,366

Interest expense
Deposits	1,300,228	680,358	3,477,189	1,946,385
Federal funds purchased, securities sold under repurchase agreements and other borrowings	22,721	27,848	77,566	84,505

Total interest expense	1,322,949	708,206	3,554,755	2,030,890

Net interest income	2,408,553	1,070,843	6,285,682	2,449,476
Provision for loan losses	219,334	179,949	902,140	448,933

Net interest income after provision for loan losses	2,189,219	890,894	5,383,542	2,000,543

Other income
Service charges on deposit accounts	20,040	22,157	64,435	50,351
Other operating income	13,579	4,327	27,965	17,100

Total other income	33,619	26,484	92,400	67,451

Other expenses
Salaries and employee benefits	678,047	340,584	1,714,108	1,011,331
Occupancy and equipment expenses	134,467	85,836	325,215	226,575
Other operating expenses	454,868	187,998	1,024,598	513,151

Total other expenses	1,267,382	614,418	3,063,921	1,751,057

Net income before income taxes	955,456	302,960	2,412,021	316,937
Income tax expense	360,883	—	564,400	—

Net income	594,573	302,960	1,847,621	316,937

Other comprehensive income (loss):
Unrealized gains (losses) on securities available-for-sale arising during period	(276,798)	56,274	(401,110)	278,566

Comprehensive income	$317,775	$359,234	$1,446,511	$595,503

Basic earnings per share	$0.21	$0.15	$0.73	$0.18

Diluted earnings per share	$0.21	$0.15	$0.73	$0.18

Cash dividends per share	$—	$—	$—	$—

See Notes to Consolidated Financial Statements.

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(Unaudited)

	2003	2002

OPERATING ACTIVITIES
Net income	$1,847,621	$316,937
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	213,133	117,072
Provision for loan losses	902,140	448,933
Increase in interest receivable	(361,874)	(244,928)
Increase in interest payable	480,061	17,120
Net other operating activities	437,355	5,958

Net cash provided by operating activities	3,518,436	661,092

INVESTING ACTIVITIES
Net (increase) decrease in interest-bearing deposits in banks	308,935	(201,352)
Purchases of securities available-for-sale	(29,780,469)	(5,354,649)
Proceeds from maturities of securities available-for-sale	15,252,171	2,581,566
Purchases of restricted equity securities	—	(100,000)
Net increase in federal funds sold	(11,927,000)	(523,000)
Net increase in loans	(79,913,850)	(50,743,590)
Purchase of premises and equipment	(5,518,612)	(81,165)

Net cash used in investing activities	(111,578,825)	(54,422,190)

FINANCING ACTIVITIES
Net increase in deposits	104,645,739	51,995,575
Net decrease in federal funds purchased	(3,115,000)	(1,499,000)
Net decrease in securities sold under repurchase agreements	—	(1,000,000)
Net proceeds from other borrowings	4,000,000	2,000,000
Net proceeds from sale of common stock	4,563,538	3,911,570
Net (purchase) sale of treasury stock	(168,972)	74,745

Net cash provided by financing activities	109,925,305	55,482,890

Net increase in cash and due from banks	1,864,916	1,721,792
Cash and due from banks, beginning of period	1,242,074	663,137

Cash and due from banks, end of period	$3,106,990	$2,384,929

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during period for:
Interest	$3,074,694	$2,013,770
Income taxes	$12,233	$—

See Notes to Consolidated Financial Statements.

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1.     BASIS OF PRESENTATION

The consolidated financial information for Integrity Bancshares, Inc. (the “Company”) included herein is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim period.

The results of operations for the three and nine month periods ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year.

NOTE 2.	STOCK COMPENSATION PLANS

At September 30, 2003, the Company has two stock-based employee compensation plans, one for directors and one for employees. The director plan reserves 195,000 shares of common stock and the employee plan reserves 450,000 shares of common stock for the granting of stock options. The options are exercisable over a ten year period in accordance with vesting schedules determined by the Board of Directors. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. For fixed options, no stock-based employee compensation cost is reflected in net income, as all fixed options granted under those plans had an exercise price equal to the market value of the underlying stock on the date of grant. For variable options, no expense was recorded as the exercise price of variable options approximated the market value of the Company’s stock as of the end of the reporting period. If the market value of the Company’s stock exceeded the exercise price of variable options, compensation expense would be recorded. Options granted to the Company’s President under the employee plan are considered variable because the number of options is based on the outstanding number of shares of common stock multiplied by 5%. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Three Months Ended
	September 30,

	2003	2002

Net income, as reported	$594,573	$302,960
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	0	0

Pro forma net income	$594,573	$302,960

Earnings per share:
Basic — as reported	$.21	$.15

Basic — pro forma	$.21	$.15

Diluted — as reported	$.21	$.15

Diluted — pro forma	$.21	$.15

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 2.	STOCK COMPENSATION PLANS (Continued)

	Nine Months Ended
	September 30,

	2003	2002

Net income, as reported	$1,847,621	$316,937
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	328,267	0

Pro forma net income	$1,519,354	$316,937

Earnings per share:
Basic — as reported	$0.73	$0.18

Basic — pro forma	$0.61	$0.18

Diluted — as reported	$0.73	$0.18

Diluted — pro forma	$0.60	$0.18

      Other pertinent information related to the options is as follows:

	Nine Months Ended
	September 30, 2003

		Weighted-
		Average
		Exercise
	Shares	Price

(Director Plan)
Outstanding at beginning of year	0	$—
Granted	165,000	7.33
Exercised	0	—
Terminated	0	—

Outstanding at end of period	165,000	$7.33

Options exercisable at period-end	165,000	$7.33
Weighted-average fair value of options granted during the year		$2.31

Information pertaining to options outstanding at September 30, 2003 is as follows:

	Options Outstanding			Options Exercisable

Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
Range of	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$7.33	165,000	9.50 years	$7.33	165,000	$7.33

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 2.	STOCK COMPENSATION PLANS (Continued)

	Nine Months Ended
	September 30, 2003

		Weighted-
		Average
		Exercise
	Shares	Price

(Employee Plan)
Outstanding at beginning of year	0	$—
Granted (fixed)	123,000	7.33
Granted (variable)	137,208	7.33
Exercised	0	—
Terminated	0	—

Outstanding at end of period	260,208	$7.33

Options exercisable at period-end	57,135	$7.33
Weighted-average fair value of options granted during the year		$2.31

Information pertaining to options outstanding at September 30, 2003 is as follows:

	Options Outstanding			Options Exercisable

Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
Range of	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$7.33	260,208	9.50 years	$7.33	57,135	$7.33

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Nine Months Ended
September 30,

2003

Dividend yield	0.00%
Expected life	10 years
Expected volatility	0.01%
Risk-free interest rate	3.82%

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 3.	EARNINGS PER SHARE

Presented below is a summary of the components used to calculate basic and diluted earnings per common share.

	Three Months Ended
	September 30,

	2003	2002

Basic Earnings Per Share:
Weighted average common shares outstanding	2,762,530	2,049,991

Net income	$594,573	$302,960

Basic earnings per share	$0.21	$0.15

Diluted Earnings Per Share:
Weighted average common shares outstanding	2,762,530	2,049,991
Net effect of the assumed exercise of stock options based on the treasury stock method using average market prices for the year	17,881	0

Total weighted average common shares and common stock equivalents outstanding	2,780,411	2,049,991

Net income	$594,573	$302,960

Diluted earnings per share	$0.21	$0.15

	Nine Months Ended
	September 30,

	2003	2002

Basic Earnings Per Share:
Weighted average common shares outstanding	2,514,697	1,760,761

Net income	$1,847,621	$316,937

Basic earnings per share	$0.73	$0.18

Diluted Earnings Per Share:
Weighted average common shares outstanding	2,514,697	1,760,761
Net effect of the assumed exercise of stock options based on the treasury stock method using average market prices for the year	9,140	0

Total weighted average common shares and common stock equivalents outstanding	2,523,837	1,760,761

Net income	$1,847,621	$316,937

Diluted earnings per share	$0.73	$0.18

NOTE 4.	RECENT ACCOUNTING STANDARDS

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 4.	RECENT ACCOUNTING STANDARDS (Continued)

Interpretation No. 34”. The interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. It also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. The initial recognition and initial measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements in the interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of the interpretation did not have a material effect on the Company’s financial condition or results of operations.

In December 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123”. The Statement amends Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect on reported results of operations. The disclosure requirements of the statement are required for fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. The Company has not adopted Statement No. 123 for accounting for stock-based compensation as of December 31, 2003; however all required disclosures of Statement No. 148 are included above under the heading “Stock-Based Compensation”.

In January 2003 the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). In accordance with FIN 46, business enterprises that represent the primary beneficiary of another entity by retaining a controlling interest in that entity’s assets, liabilities and results of operations must consolidate that entity in its financial statements. Prior to the issuance of FIN 46, consolidation generally occurred when an enterprise controlled another entity through voting interests. If applicable, transition rules allow the restatement of financial statements or prospective application with a cumulative effect adjustment. The Company has determined that the provisions of FIN 46 may require de-consolidation of subsidiary trusts which issued guaranteed preferred beneficial interests in subordinate debentures (Trust Preferred Securities). Prior to the adoption of FIN 46, the Company consolidated the trusts and the balance sheet included the guaranteed beneficial interests in the subordinated debentures of the trusts. At the adoption of FIN 46, the trusts may be de-consolidated and the junior subordinated debentures of the Company owned by the trusts would be disclosed. The Trust Preferred Securities currently qualify as Tier I capital of the Company for regulatory purposes. The banking regulatory agencies have not issued any guidance which would change the regulatory capital treatment for the Trust Preferred Securities based on the adoption of FIN 46. Subsequent to the issuance of FIN 46, the FASB issued a revised interpretation, the provisions of which must be applied to certain variable interest entities by March 31, 2004. The Company plans to adopt the provisions under the revised interpretation in the first quarter 2004. The adoption of FIN 46 and related revisions is not expected to have a material impact on the Company’s financial statements. (See Note 5.)

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The statement requires that an issuer classify a

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 4.	RECENT ACCOUNTING STANDARDS (Continued)

financial instrument that is within its scope as a liability. Many of those instruments were previously classified as equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. Mandatorily redeemable financial instruments of nonpublic entities are subject to the provisions of the statement for the first fiscal period beginning after December 15, 2003. The adoption of the statement did not have a material effect on the Company’s financial condition or results of operations.

NOTE 5.	CAPITAL SECURITIES OF SUBSIDIARY TRUST

In December of 2003, the Company formed Integrity (GA) Statutory Trust I (the “Trust”), a statutory business trust. The Company purchased all of the common securities of the Trust for $186,000. The Trust sold 6,000 preferred securities, having a liquidation value of $1,000 per security, for $6 million. The sole assets of the Trust are the Company’s subordinated debentures totaling $6,186,000 which are due December 17, 2033. The distributions payable on the preferred securities are based on LIBOR plus 2.85%. All accounts of the Trust are included in our consolidated Financial statements. The preferred securities are included in other borrowings on the consolidated balance sheet. Cash distributions on the securities are made to the extent interest on the debentures is received by the Trust. The securities are redeemable in whole at any time on or after December 17, 2008, or earlier in the event of certain changes or amendments to regulatory requirements or federal tax rules.

The Company fully guarantees the obligations of the Trust. The Company plans to de-consolidate the Trust in accordance with FIN 46 and related revised interpretations in the first quarter of 2004.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

Integrity Bancshares, Inc.
Alpharetta, Georgia

      We have audited the accompanying consolidated balance sheets of Integrity Bancshares, Inc. and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Integrity Bancshares, Inc. and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mauldin & Jenkins, LLC

Atlanta, Georgia

February 20, 2003, except for Note 15 as to which the date is December 18, 2003

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS
Cash and due from banks	$1,242,074	$663,137
Interest-bearing deposits in banks	529,975	171,502
Securities available-for-sale	10,400,395	9,799,093
Restricted equity securities, at cost	350,000	250,000
Loans	128,008,196	43,962,807
Less allowance for loan losses	1,104,912	392,254

Loans, net	126,903,284	43,570,553
Premises and equipment	4,266,025	3,225,333
Other assets	672,332	314,125

Total assets	$144,364,085	$57,993,743

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing	$4,654,407	$1,584,682
Interest-bearing	115,478,893	39,657,666

Total deposits	120,133,300	41,242,348
Federal funds purchased	3,115,000	1,799,000
Securities sold under repurchase agreements	—	1,000,000
Other borrowings	7,000,000	5,000,000
Other liabilities	297,186	202,936

Total liabilities	130,545,486	49,244,284

Commitments and contingencies
Stockholders’ equity
Common stock, no par value, 10,000,000 shares authorized; 2,142,987 and 1,072,029 shares issued, respectively	14,534,954	10,623,384
Accumulated deficit	(984,892)	(1,809,616)
Accumulated other comprehensive income	268,537	10,436
Treasury stock, at cost	—	(74,745)

Total stockholders’ equity	13,818,599	8,749,459

Total liabilities and stockholders’ equity	$144,364,085	$57,993,743

See Notes to Consolidated Financial Statements.

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

Interest income
Loans, including fees	$6,133,986	$2,494,620
Taxable securities	652,314	441,794
Federal funds sold	25,788	166,629
Deposits in banks	2,819	2,219

Total interest income	6,814,907	3,105,262

Interest expense
Deposits	2,762,442	1,576,637
Federal funds purchased, securities sold under repurchase agreements and other borrowings	121,336	118,449

Total interest expense	2,883,778	1,695,086

Net interest income	3,931,129	1,410,176
Provision for loan losses	712,658	336,254

Net interest income after provision for loan losses	3,218,471	1,073,922

Other income
Service charges on deposit accounts	45,289	19,759
Gain on sale of securities available-for-sale	—	17,656
Other operating income	42,228	16,681

Total other income	87,517	54,096

Other expenses
Salaries and employee benefits	1,443,942	1,194,352
Equipment and occupancy expenses	322,242	236,580
Other operating expenses	715,080	515,076

Total other expenses	2,481,264	1,946,008

Income (loss) before income taxes	824,724	(817,990)
Income taxes	—	—

Net income (loss)	$824,724	$(817,990)

Earnings (losses) per share	$0.43	$(0.51)

See Notes to Consolidated Financial Statements.

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

Net income (loss)	$824,724	$(817,990)

Other comprehensive income:
Unrealized gains on securities available-for-sale:
Net unrealized holding gains arising during period	258,101	28,092
Reclassification adjustment for gains realized in net income (loss)	—	(17,656)

Other comprehensive income	258,101	10,436

Comprehensive income	$1,082,825	$(807,554)

See Notes to Consolidated Financial Statements.

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock
				Accumulated
				Other	Treasury Stock		Total
		Amount	Accumulated	Comprehensive			Stockholders’
	Shares	Paid-in	Deficit	Income	Shares	Cost	Equity

Balance, December 31, 2000	1,092,500	$10,858,800	$(991,626)	$—	—	$—	$9,867,174
Net loss	—	—	(817,990)	—	—	—	(817,990)
Purchase and retirement of treasury stock	(20,471)	(235,416)	—	—	6,795	(74,745)	(310,161)
Other comprehensive income	—	—	—	10,436	—	—	10,436

Balance, December 31, 2001	1,072,029	10,623,384	(1,809,616)	10,436	6,795	(74,745)	8,749,459
Net income	—	—	824,724	—	—	—	824,724
Issuance of common stock	356,629	3,922,919	—	—	—	—	3,922,919
Stock issue costs	—	(11,349)	—	—	—	—	(11,349)
Sale of treasury stock	—	—	—	—	(6,795)	74,745	74,745
Other comprehensive income	—	—	—	258,101	—	—	258,101

Balance, December 31, 2002	1,428,658	$14,534,954	$(984,892)	$268,537	—	$—	$13,818,599

See Notes to Consolidated Financial Statements.

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

OPERATING ACTIVITIES
Net income (loss)	$824,724	$(817,990)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain on sales of securities available-for-sale	—	(17,656)
Depreciation	178,796	121,308
Provision for loan losses	712,658	336,254
Increase in interest receivable	(337,471)	(171,446)
Increase in interest payable	88,490	80,577
Net other operating activities	(14,976)	1,207

Net cash provided by (used in) operating activities	1,452,221	(467,746)

INVESTING ACTIVITIES
Net increase in interest-bearing deposits in banks	(358,473)	(71,229)
Net decrease in federal funds sold	—	15,930,000
Proceeds from sales of securities available-for-sale	—	4,017,656
Proceeds from maturities of securities available-for-sale	4,667,036	1,033,679
Purchases of securities available-for-sale	(5,010,237)	(14,322,336)
Purchases of restricted equity securities	(100,000)	(250,000)
Net increase in loans	(84,045,389)	(38,445,043)
Purchase of premises and equipment	(1,219,488)	(1,764,042)

Net cash used in investing activities	(86,066,551)	(33,871,315)

FINANCING ACTIVITIES
Net increase in deposits	78,890,952	27,055,852
Net increase in federal funds purchased	1,316,000	1,799,000
Net increase (decrease) in securities sold under repurchase agreements	(1,000,000)	1,000,000
Net proceeds from other borrowings	2,000,000	5,000,000
Net proceeds from sale of common stock	3,911,570	—
Sale (purchase) of treasury stock	74,745	(74,745)
Redemption of common stock	—	(235,416)

Net cash provided by financing activities	85,193,267	34,544,691

Net increase in cash and due from banks	578,937	205,630
Cash and due from banks at beginning of year	663,137	457,507

Cash and due from banks at end of year	$1,242,074	$663,137

SUPPLEMENTAL DISCLOSURE
Cash paid for interest	$2,795,288	$1,614,509

See Notes to Consolidated Financial Statements.

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Integrity Bancshares, Inc. (the “Company”) is a bank holding company whose business is conducted by its wholly-owned subsidiary, Integrity Bank (the “Bank”). The Bank is a commercial bank located in Alpharetta, Fulton County, Georgia. The Bank provides a full range of banking services in its primary market area of Fulton County and the surrounding counties.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and deferred taxes.

Cash, Due From Banks and Cash Flows

For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, interest-bearing deposits in banks, federal funds purchased and sold, deposits, securities sold under repurchase agreements, and other borrowings are reported net.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $228,000 at December 31, 2002.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Securities not classified as held-to-maturity are classified as available-for-sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Restricted equity securities are reported at cost.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are determined using the specific identification method. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

Loans

Loans are reported at their outstanding principal balances less deferred fees and the allowance for loan losses. Interest income is accrued on the principal balance.

Nonrefundable loan fees and costs incurred for loans are deferred and recognized in income over the estimated life of the loans using a method which approximates a level yield.

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. Interest income on nonaccrual loans is subsequently recognized only to the extent cash payments are received, until the loans are returned to accrual status.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses in the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

A loan is considered impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

The Company sells and purchases participations in certain loans to unrelated financial institutions. Any gain or loss is determined and recognized at the time the sale or purchase is consummated. The amount of gain or loss recognized on the sale or purchase of a specific loan is equal to the percentage resulting from determining the fair value of the portion of the loan sold or purchased relative to the fair value of the entire loan. Losses are recognized at the time the loan is identified as held for sale and the loan’s carrying value exceeds its fair value. The Company recognized no gains or losses on the sale or purchase of participations, nor did it recognize servicing right assets or liabilities as of and for the years ended December 31, 2002 or 2001, respectively, because the servicing fees received or paid approximate adequate compensation.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets.

Building	40 years
Equipment	3-7 years

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Real Estate Owned

Other real estate owned represents properties acquired through foreclosure. Other real estate owned is held for sale and is carried at the lower of cost or fair value less estimated costs to sell. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. The Company had no other real estate owned at December 31, 2002 or 2001.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

            Earnings (Losses) Per Share

Earnings (losses) per share amounts are computed by dividing net income (loss) by the weighted average number of shares outstanding. The weighted average number of shares outstanding was 1,898,390 and 1,616,195 for the years ended December 31, 2002 and 2001, respectively.

            Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

NOTE 2.	SECURITIES

The amortized cost and fair value of securities are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Securities Available-for-Sale December 31, 2002:
Mortgage-backed securities	$10,131,858	$268,537	$—	$10,400,395

December 31, 2001:
Mortgage-backed securities	$9,788,657	$66,755	$(56,319)	$9,799,093

Securities with a carrying value of $6,837,618 and $5,946,645 at December 31, 2002 and 2001, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 2.	SECURITIES (Continued)

Gains and losses on sales of securities available-for-sale consist of the following:

	Years Ended
	December 31,

	2002	2001

Gross gains	$—	$17,812
Gross losses	—	(156)

Net realized gains	$—	$17,656

NOTE 3.	LOANS

The composition of loans is summarized as follows:

	December 31,

	2002	2001

Commercial	$11,751,000	$3,558,000
Real estate — construction	51,715,000	22,522,000
Real estate — mortgage	63,940,000	17,134,000
Consumer installment and other	855,812	866,884

	128,261,812	44,080,884
Deferred loan fees	(253,616)	(118,077)
Allowance for loan losses	(1,104,912)	(392,254)

Loans, net	$126,903,284	$43,570,553

Changes in the allowance for loan losses are as follows:

	Years Ended
	December 31,

	2002	2001

Balance, beginning of year	$392,254	$56,000
Provision for loan losses	712,658	336,254
Loans charged off	—	—
Recoveries of loans previously charged off	—	—

Balance, end of year	$1,104,912	$392,254

Management has identified no amounts of impaired loans as defined by Statement of Financial Accounting Standard No. 114, Accounting by Creditors for Impairment of a Loan as of and for the years ended December 31, 2002 and 2001.

The Company had no loans on nonaccrual status or loans past due ninety days or more and still accruing interest at December 31, 2002 and 2001.

In the ordinary course of business, the Company has granted loans to certain related parties, including executive officers, directors and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 3.	LOANS (Continued)

customary for the type of loan. Changes in related party loans for the year ended December 31, 2002 are as follows:

Balance, beginning of year	$4,553,531
Advances	791,269
Repayments	(1,063,801)

Balance, end of year	$4,280,999

NOTE 4.	PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,

	2002	2001

Land	$1,733,292	$850,000
Building	1,939,270	1,861,841
Construction in progress, estimated cost to complete $976,000	126,716	—
Equipment	774,917	673,378

	4,574,195	3,385,219
Accumulated depreciation	(308,170)	(159,886)

	$4,266,025	$3,225,333

In 2001, the Company leased its temporary modular facilities and other office space under month-to-month operating leases. Rental expense incurred under these leases totaled $29,018 for the year ended December 31, 2001. Included in rental expense were amounts paid to a director for the rental of office space of $8,150 for the year ended December 31, 2001.

NOTE 5.	DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2002 and 2001 was $27,760,579 and $12,960,925, respectively. The scheduled maturities of time deposits at December 31, 2002 are as follows:

2003	$94,265,056
2004	1,214,768
2005	407,270
2006	103,627

$95,990,721

NOTE 6.	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 6.	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS (Continued)

securities. The Company monitors the fair value of the underlying securities on a daily basis. Securities sold under repurchase agreements at December 31, 2002 and 2001 were $0 and $1,000,000, respectively.

NOTE 7.	OTHER BORROWINGS

Other borrowings consist of the following:

	December 31,

	2002	2001

Advance from Federal Home Loan Bank with interest at the three-month LIBOR flat (2.0962% at December 31, 2001), due August 30, 2002, collateralized by securities	$—	$5,000,000
Advance from Federal Home Loan Bank with interest at the three-month LIBOR flat (1.45% at December 31, 2002), due September 2, 2003, collateralized by securities	5,000,000	—
Advance from Federal Home Loan Bank with interest at the three-month LIBOR flat (1.46% at December 31, 2002), due September 30, 2003, collateralized by securities	2,000,000

	$7,000,000	$5,000,000

NOTE 8.	INCOME TAXES

Income tax expense consists of the following:

	Years Ended
	December 31,

	2002	2001

Current	$407,291	$(302,171)
Deferred	(103,035)	(7,452)
Change in valuation allowance	(304,256)	309,623

Income tax expense	$—	$—

The Company’s income tax differs from the amounts computed by applying the federal income tax statutory rates to loss before income taxes. A reconciliation of the differences is as follows:

	Years Ended
	December 31,

	2002	2001

Income tax (benefit) at statutory rate	$280,406	$(278,117)
State tax (benefit)	30,997	(32,656)
Change in valuation allowance	(304,256)	309,623
Other items	(7,147)	1,150

Income tax expense	$—	$—

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8.     INCOME TAXES (Continued)

The components of deferred income taxes are as follows:

	December 31,

	2002	2001

Deferred tax assets:
Preopening and organization expenses	$152,948	$206,930
Net operating loss carryforward	1,174	401,482
Deferred loan fees	95,704	44,557
Loan loss reserves	170,788	42,313
Other	1,522	1,093

	422,136	696,375
Valuation allowance	(278,326)	(680,015)

	143,810	16,360

Deferred tax liabilities:
Depreciation	35,454	12,420
Securities available-for-sale	101,373	3,940

	136,827	16,360

Net deferred taxes	$6,983	$—

At December 31, 2002, the Company has available net operating loss carryforwards of approximately $31,000 for state income tax purposes. If unused, the carryforwards will expire in 2019.

NOTE 9.	COMMITMENTS AND CONTINGENCIES

Loan Commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Company’s commitments is as follows:

	December 31,

	2002	2001

Commitments to extend credit	$32,941,203	$22,859,000
Standby letters of credit	328,940	15,000

	$33,270,143	$22,874,000

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 9.	COMMITMENTS AND CONTINGENCIES (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Company deems necessary.

Based upon management’s review of these financial instruments, and because no losses have ever been incurred as a result of these financial instruments, no expense provisions were considered necessary as of and for the years ended December 31, 2002 and 2001, respectively. Any loss would be recorded as an expense and included in other operating expenses with a corresponding amount recorded in other liabilities.

            Employment Agreements

The Company has entered into an employment agreement with its president with an initial term of five years that requires an annual salary of $160,000. The agreement is automatically extended for an additional year on the initial termination date and each anniversary thereafter. The president is entitled to receive an annual salary increase and is eligible for incentives and performance bonuses as may be determined by the Company’s Board of Directors.

The Company has also entered into employment agreements with three other officers calling for annual salaries totaling $340,000. These agreements have the same annual salary increase, incentive and performance bonuses as does the president’s employment agreement.

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company’s financial statements.

NOTE 10.	CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, residential real estate, and consumer loans to customers in Fulton County and surrounding counties. The ability of the majority of the Company’s customers to honor their contractual loan obligations is dependent on the economy in these areas.

Ninety percent of the Company’s loan portfolio is secured by real estate, of which a substantial portion is secured by real estate in the Company’s primary market area. Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Company’s primary market area.

The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of the lesser of statutory capital or net assets as defined, or approximately $3,126,000.

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 11.	REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2002, no dividends could be declared without regulatory approval.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 2002 and 2001, the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are presented in the following table:

					To Be Well
					Capitalized
					Under Prompt
			For Capital		Corrective
			Adequacy		Action
	Actual		Purposes		Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
December 31, 2002:
Total Capital to Risk Weighted Assets	$13,610	9.65%	$11,287	8%	$14,109	10%
Tier I Capital to Risk Weighted Assets	$12,506	8.86%	$5,643	4%	$8,465	6%
Tier I Capital to Average Assets	$12,506	9.67%	$5,173	4%	$6,466	5%

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 11.	REGULATORY MATTERS (Continued)

					To Be Well
					Capitalized
					Under Prompt
			For Capital		Corrective
			Adequacy		Action
	Actual		Purposes		Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
December 31, 2001:
Total Capital to Risk Weighted Assets	$8,669	17.03%	$4,072	8%	$5,090	10%
Tier I Capital to Risk Weighted Assets	$8,277	16.26%	$2,036	4%	$3,054	6%
Tier I Capital to Average Assets	$8,277	15.47%	$2,140	4%	$2,675	5%

NOTE 12.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, Disclosures about Fair Value of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash, Due From Banks and Interest-Bearing Deposits in Banks: The carrying amounts of cash, due from banks and interest-bearing deposits in banks approximate fair values.

Securities: Fair values for securities are based on available quoted market prices. The carrying values of equity securities with no readily determinable fair value approximate fair values.

Loans: For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. For other loans, the fair values are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits: The carrying amounts of demand deposits, savings deposits, and variable-rate certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 12.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Federal Funds Purchased, Securities Sold Under Repurchase Agreements, and Other Borrowings: The fair values of the Company’s fixed rate other borrowings are estimated using discounted cash flow models based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. The carrying amounts of all other variable rate borrowings, federal funds purchased, and securities sold under repurchase agreements approximate their fair values.

Accrued Interest: The carrying amounts of accrued interest approximate their fair values.

Off-Balance sheet Instruments: Fair values of the Company’s off-balance sheet financial instruments are based on fees currently charged to enter into similar agreements. Since the majority of the Company’s off-balance sheet instruments consist of nonfee-producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

The carrying amounts and estimated fair value of the Company’s financial instruments were as follows:

	December 31, 2002		December 31, 2001

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Financial assets:
Cash, due from banks and interest-bearing deposits in banks	$1,772,049	$1,772,049	$834,639	$834,639
Securities	10,750,395	10,750,395	10,049,093	10,049,093
Loans	126,903,284	129,033,375	43,570,553	44,462,930
Accrued interest receivable	539,528	539,528	202,057	202,057
Financial liabilities:
Deposits	120,133,300	120,313,943	41,242,348	42,029,773
Federal funds purchased and securities sold under repurchase agreements	3,115,000	3,115,000	2,799,000	2,799,000
Other borrowings	7,000,000	7,000,000	5,000,000	5,000,000
Accrued interest payable	235,813	235,813	147,323	147,323

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 13.	SUPPLEMENTAL FINANCIAL DATA

Components of other operating expenses in excess of 1% of revenue are as follows:

	Years Ended
	December 31,

	2002	2001

Advertising	$48,312	$41,633
Audit fees	36,020	48,012
Consulting fees	55,559	46,613
Data processing	109,833	100,057
Supplies and printing	51,213	56,325

NOTE 14.	PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets as of December 31, 2002 and 2001 and statements of operations and cash flows of Integrity Bancshares, Inc., Inc. for the years ended December 31, 2002 and 2001.

            CONDENSED BALANCE SHEETS

	2002	2001

Assets
Cash	$686,507	$47,859
Interest-bearing deposits in banks	357,936	414,963
Investment in subsidiary	12,774,156	8,286,637

Total assets	$13,818,599	$8,749,459

Stockholders’ equity	$13,818,599	$8,749,459

            CONDENSED STATEMENTS OF OPERATIONS

	2002	2001

Interest income	$8,227	$21,936
Expense, other	12,921	11,416

Income (loss) before equity in income (loss) of subsidiary	(4,694)	10,520
Equity in income (loss) of subsidiary	829,418	(828,510)

Net income (loss)	$824,724	$(817,990)

INTEGRITY BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 14.	PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2002	2001

OPERATING ACTIVITIES
Net income (loss)	$824,724	$(817,990)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in income (loss) of subsidiary	(829,418)	828,510

Net cash provided by (used in) operating activities	(4,694)	10,520

INVESTING ACTIVITIES
Net (increase) decrease in interest-bearing deposits in banks	57,027	(314,690)
Investment in subsidiary	(3,400,000)	—

Net cash used in investing activities	(3,342,973)	(314,690)

FINANCING ACTIVITIES
Net proceeds from sale of common stock	3,911,570	—
Sale (purchase) of treasury stock	74,745	(74,745)
Redemption of common stock	—	(235,416)

Net cash provided by (used in) financing activities	3,986,315	(310,161)

Net increase (decrease) in cash	638,648	(614,331)
Cash at beginning of year	47,859	662,190

Cash at end of year	$686,507	$47,859

NOTE 15.     COMMON STOCK SPLIT

On December 18, 2003, the Company declared a three-for-two common stock split payable to stockholders of record on December 1, 2003. The number of shares issued after the split is 2,142,987, which is reflected in the number of issued shares of common stock on the balance sheet. Earnings (losses) per share for the years ended December 31, 2002 and 2001 have been retroactively adjusted for the increased number of shares of common stock after giving effect to the stock split.

INTEGRITY BANCSHARES, INC.

Part II

Information not required in prospectus

Item 24.	Indemnification of directors and officers.

      Consistent with the pertinent provisions of the laws of Georgia, the Registrant’s articles of incorporation provide that the Registrant shall have the power to indemnify its directors and officers against expenses (including attorneys’ fees) and liabilities arising from actual or threatened actions, suits or proceedings, whether or not settled, to which they become subject by reason of having served in such role if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Advances against expenses shall be made so long as the person seeking indemnification agrees to refund the advances if it is ultimately determined that he or she is not entitled to indemnification. A determination of whether indemnification of a director or officer is proper because he or she met the applicable standard of conduct shall be made: (a) by the board of directors of the Registrant; (b) in certain circumstances, by independent legal counsel in a written opinion; or (c) by the affirmative vote of a majority of the shares entitled to vote.

Item 25.	Other expenses of issuance and distribution.

      Expenses of the sale of the Registrant’s common stock, no par value, are as follows:

Registration Fee	$2,000
Legal Fees and Expenses (Estimate)	$30,000
Accounting Fees and Expenses (Estimate)	$10,000
Printing and Engraving Expenses (Estimate)	$40,000
Miscellaneous (Estimate)	$68,000

TOTAL	$150,000

Item 26.	Recent sales of unregistered securities.

      Between February and April of 2003 the Registrant sold 542,444 shares of its common stock in a private placement for $7.33 per share, or approximately $3,979,919 in the aggregate (figures have been adjusted for the Registrant’s 3-for-2 stock split effective December 18, 2003). The Registrant relied on an exemption from registration under Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder. The sales were made to existing shareholders pursuant to a private placement memorandum. Only subscriptions from accredited investors were accepted. The proceeds of this private placement were used for working capital to expand our business.

Item 27.	Exhibits.

Exhibit
Number	Description

3.1	articles of incorporation, as amended (incorporated by reference to Exhibit 3.1 to Form SB-2 filed by the Registrant on January 25, 2000 — File No. 333-95335)
3.2	bylaws (incorporated by reference to Exhibit 3.2 to Form SB-2 filed by the Registrant on January 25, 2000 — File No. 333-95335)
4.1	Instruments Defining Rights of Security Holders (See articles of incorporation at Exhibit 3.1 hereto and bylaws at Exhibit 3.2 hereto).
5.1	Legal Opinion of Miller & Martin LLP(1)
10.1	Employment agreement with Steven M. Skow (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-QSB for the period ended June 30, 2003 as filed with the SEC on August 29, 2003)

Exhibit
Number		Description

10.2		Employment agreement with Rob Skeen (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-QSB for the period ended June 30, 2003 as filed with the SEC on August 29, 2003)
10.3		Employment agreement with Doug Ballard (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 10-QSB for the period ended June 30, 2003 as filed with the SEC on August 29, 2003)
10.4		Employment agreement with Rita Gray (incorporated by reference to Exhibit 10.4 to the Registrant’s Form 10-QSB for the period ended June 30, 2003 as filed with the SEC on August 29, 2003)
10.5		2003 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Registrant’s Form 10-QSB for the period ended June 30, 2003 as filed with the SEC on August 29, 2003)
10.6		2003 Directors Stock Option Plan (incorporated by reference to Exhibit 10.6 to the Registrant’s Form 10-QSB for the period ended June 30, 2003 as filed with the SEC on August 29, 2003)
21		Subsidiaries of the Registrant(1)
23.1		Consent of Mauldin & Jenkins, LLC.
23	.2**	Consent of Miller & Martin LLP (appears in Legal Opinion at Exhibit 5.1 hereto)
24.1		Power of Attorney (appeared on the signature page to the Registration Statement on Form SB-2, as amended, Registration No. 333-86082)(1)

**	Previously filed.

(1)	Previously filed as an exhibit to the Form SB-2 registration statement filed on January 20, 2004.

Item 28.     Undertakings.

      The undersigned Registrant hereby undertakes as follows:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Act”);

           (ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the maximum estimated offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

           (iii) To include any additional or changed material information on the plan of distribution.

      (2) For determining liability under the Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at the time to be the initial bona fide offering.

      (3) To file a post-effective amendment to remove from registration any of the securities being registered which remain unsold at the end of the offering.

(b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions set forth in Item 24, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

      In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Alpharetta, State of Georgia on March 17, 2004.

Integrity Bancshares, Inc.

By:	/s/ STEVEN M. SKOW

Steven M. Skow, President

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Power of attorney

      KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Steven M. Skow and Jeff L. Sanders, and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

Name	Position	Date

/s/ STEVEN M. SKOW Steven M. Skow	President and Chief Executive Officer	March 17, 2004

/s/ JEFF L. SANDERS Jeff L. Sanders	Senior VP — Finance (Principal Financial and Accounting Officer)	March 17, 2004

/s/ CLINTON M. DAY* Clinton M. Day	Director	March 17, 2004

/s/ ALAN K. ARNOLD* Alan K. Arnold	Director	March 17, 2004

/s/ JAMES E. BRIDGES* James E. Bridges	Director	March 17, 2004

Name		Position	Date

/s/ JOSEPH J. ERNEST* Joseph J. Ernest		Director	March 17, 2004

/s/ DON C. HARTSFIELD* Don C. Hartsfield		Director	March 17, 2004

Jack S. Murphy		Director	, 2004

/s/ RICHARD H. PEDEN, SR.* Richard H. Peden, Sr.		Director	March 17, 2004

/s/ CHARLES J. PUCKETT* Charles J. Puckett		Director	March 17, 2004

/s/ GERALD O. REYNOLDS* Gerald O. Reynolds		Director	March 17, 2004

By:	/s/ STEVEN M. SKOW *Steven M. Skow, as attorney-in-fact

Index of Exhibits

Exhibit
Number		Description

3.1		articles of incorporation, as amended (incorporated by reference to Exhibit 3.1 to Form SB-2 filed by the Registrant on January 25, 2000 – File No. 333-95335)
3.2		bylaws (incorporated by reference to Exhibit 3.2 to Form SB-2 filed by the Registrant on January 25, 2000 – File No. 333-95335)
4.1		Instruments Defining Rights of Security Holders (See articles of incorporation at Exhibit 3.1 hereto and bylaws at Exhibit 3.2 hereto).
5.1		Legal Opinion of Miller & Martin LLP(1)
10.1		Employment agreement with Steven M. Skow (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-QSB for the period ended June 30, 2003 as filed with the SEC on August 29, 2003)
10.2		Employment agreement with Rob Skeen (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-QSB for the period ended June 30, 2003 as filed with the SEC on August 29, 2003)
10.3		Employment agreement with Doug Ballard (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 10-QSB for the period ended June 30, 2003 as filed with the SEC on August 29, 2003)
10.4		Employment agreement with Rita Gray (incorporated by reference to Exhibit 10.4 to the Registrant’s Form 10-QSB for the period ended June 30, 2003 as filed with the SEC on August 29, 2003)
10.5		2003 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Registrant’s Form 10-QSB for the period ended June 30, 2003 as filed with the SEC on August 29, 2003)
10.6		2003 Directors Stock Option Plan (incorporated by reference to Exhibit 10.6 to the Registrant’s Form 10-QSB for the period ended June 30, 2003 as filed with the SEC on August 29, 2003)
21		Subsidiaries of the Registrant(1)
23.1		Consent of Mauldin & Jenkins, LLC.
23	.2**	Consent of Miller & Martin LLP (appears in Legal Opinion at Exhibit 5.1 hereto)
24.1		Power of Attorney (appeared on the signature page to the Registration Statement on Form SB-2, as amended, Registration No. 333-86082)(1)

**	Previously filed.

(1)	Previously filed as an exhibit to the Form SB-2 registration filed on January 20, 2004.

Exhibit A

Subscription agreement

Integrity Bancshares, Inc.

11140 State Bridge Road
P.O. Box 2008
Alpharetta, Georgia 30022

Gentlemen:

      The undersigned hereby subscribes for and agrees to purchase the number of shares of common stock, no par value (the “Common Stock”), of Integrity Bancshares, Inc., a Georgia corporation (the “Company”), indicated below. The undersigned has executed and delivered this Subscription Agreement in connection with the Company’s offering of Common Stock described in its Prospectus dated                     . (Such Prospectus, including any amendments and supplements thereto, is herein called the “Prospectus.”) The undersigned agrees to purchase the shares of Common Stock subscribed for herein for the purchase price of $13.50 per share.

      The undersigned acknowledges receipt of a copy of the Prospectus. The undersigned further acknowledges that an investment in the Common Stock involves significant risks, as set forth under “Risk Factors” in the Prospectus. The undersigned understands that no federal or state agency has made any findings or determination regarding the fairness of the offering of the Common Stock, the accuracy or adequacy of the Prospectus, or any recommendation or endorsement concerning an investment in the Common Stock. The undersigned represents that the undersigned resides in the State indicated below.

      The undersigned agrees that this subscription is not binding on the Company until the undersigned furnishes to the Company payment for the shares subscribed for and the Company accepts the subscription. The undersigned acknowledges that the Company has the right to reject this Subscription Agreement either in whole or in part, in its sole discretion.

Signature(s)
Print Name(s):

Print Address:

(Please print or type exact name(s) in which the shares should be registered)

Accepted as of , 2004, as to shares.

INTEGRITY BANCSHARES, INC.	(When signing as attorney, trustee, administrator or guardian, please give your full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. In case of joint tenants, each joint owner must sign.)

By:

Name and Title:

SUBSTITUTE W-9

      Under the penalties of perjury, I certify that: (1) the Social Security number or Taxpayer Identification number given below is correct; and (2) I am not subject to backup withholding. INSTRUCTION: YOU MUST CROSS OUT #2 ABOVE IF YOU HAVE BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING BECAUSE OF UNREPORTING INTEREST OR DIVIDENDS ON YOUR TAX RETURN.

Date	Signature(s)*

Area Code and telephone Number	Please indicate the form of ownership desired for the shares (individual, joint tenants with right of survivorship, tenants is common, trust, corporation, partnership, custodian, etc.)
Social Security Number OR Tax Identification Number

INTEGRITY BANCSHARES, INC.

        Until [90 DAYS AFTER EFFECTIVE], all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.